Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number 333-123696

PROSPECTUS

                                4,969,046 Shares

                            ELEC COMMUNICATIONS CORP.

                                  Common Stock


      This prospectus relates to the resale of up to 4,969,046 shares of common stock, of which 4,365,078 shares are issuable upon the conversion of promissory notes of eLEC Communications Corp. and the payment of the principal amount of, and interest on, these notes to, or the exercise of outstanding warrants by, Laurus Master Fund, Ltd., ("Laurus") and 603,918 shares of common stock are issuable upon the exercise of warrants of eLEC Communications Corp. by certain selling shareholders identified in this prospectus. All of the shares, when sold, will be sold by these selling shareholders, including Laurus. The selling shareholders may sell their common stock from time to time at prevailing market prices. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

      Our common stock is traded in the over-the-counter market and prices are reported on the OTC Bulletin Board under the symbol "ELEC."

      See "Risk Factors" beginning on page 4 for risks of an investment in the securities offered by this prospectus, which you should consider before your purchase any shares.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is June 10, 2005

      We have not registered the sale of the shares under the securities laws of any state. Brokers or dealers effecting transactions in the shares of common stock offered hereby should confirm that the shares have been registered under the securities laws of the state or states in which sales of the shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

      This prospectus is not an offer to sell any securities other than the shares of common stock offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

      We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, eLEC Communications Corp., or the shares of common stock offered hereby that is different from the information included in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.


                                TABLE OF CONTENTS
                                                                            Page

Prospectus Summary..........................................................  1
Risk Factors................................................................  4
Special Note Regarding Forward-Looking Statements........................... 15
Use of Proceeds............................................................. 15
Market for Common Equity and Related Stockholder Matters.................... 15
Management's Discussion and Analysis or Plan of Operation................... 17
Business.................................................................... 22
Management.................................................................. 29
Principal Stockholders...................................................... 33
Certain Relationships and Related Transactions.............................. 34
Description of Securities................................................... 35
Selling Shareholders........................................................ 37
Plan of Distribution........................................................ 39
Legal Matters............................................................... 40
Experts..................................................................... 40
Where You Can Find Additional Information................................... 40
Index to Financial Statements............................................... 42

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this Prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this Prospectus in its entirety, including the information under "Risk Factors" and our consolidated financial statements and related notes included elsewhere in this Prospectus.

                                   Our Company

      eLEC Communications Corp. is a telecommunications service holding company with operations in three wholly-owned subsidiaries that focus on delivering integrated telephone service by leasing landlines as a competitive local exchange carrier ("CLEC") and by utilizing high-speed Internet connections to provide Voice over Internet Protocol ("VoIP") services. We offer small businesses and residential consumers an integrated set of telecommunications products and services, including local exchange, local access, domestic and international long distance telephone, VoIP and a full suite of features and calling plans.

      Almost all of the local telephone calls made by our customers in fiscal 2004 and the first quarter of fiscal 2005 were routed over a circuit-switched network that we lease from Verizon Services Corp. ("Verizon"). Although we plan to increase the number of local access lines that we route over the Verizon network during fiscal 2005, we also plan to use other networks by offering local exchange services on the Qwest Corporation ("Qwest") network in some of the 14 states in which Qwest is the incumbent local exchange carrier ("ILEC") and by offering VoIP services on an Internet network over which our customers will make telephone calls through a high-speed Internet connection. When we route a telephone call by our customers over an Internet network, a carrier other than Verizon or Qwest will terminate the call for us into the public switched telephone network ("PSTN"). We also are able to terminate some calls ourselves that are made by our customers, in which cases we do not incur any marginal costs for such calls.

         We sell virtually all of the additional voice services provided by the ILECs, such as three-way calling, call waiting, call forwarding and caller ID. We sell our services at a fee that is at least 10% and as much as 25% less than the published rate charged by the ILEC. We also offer a bundled package of local and regional calling minutes with popular voice service features.

      Prior to December 31, 2004, both of our CLEC subsidiaries leased lines from Verizon, using the unbundled network elements platform ("UNE-P") service offering. UNE-P allowed us to lease the network elements we needed, such as the local line and the port on a local switch, so that we could provide local dial tone service to our customers. Based upon the Order on Remand in WC Docket No. 04-313 and CC Docket No. 01-338, released on February 4, 2005 (the "TRO Remand Order") by the Federal Communications Commission ("FCC"), one of our CLEC subsidiaries, Telecarrier Services Inc. ("TSI"), can no longer sell new lines or offer new services to its embedded customer base. TSI's embedded base of customers will be subject to transitional rate increases established in the TRO Remand Order. Thereafter, TSI will have until March 2006 to transfer existing lines from UNE-P to another platform. TSI currently bills approximately 9,000 lines every month, and we plan to transfer those customers to our other CLEC.

      We plan to rapidly grow our other CLEC, New Rochelle Telephone Corp. ("NRTC"), which will not be impacted by the regulatory rulings relating to UNE-P. In February 2005, NRTC signed a wholesale advantage services agreement with Verizon, effective on January 1, 2005, that provides NRTC with all the features and functionalities of Verizon's UNE-P service offering, plus certain additional services. While our costs under the wholesale advantage services agreement are somewhat higher than our costs were under UNE-P, the agreement locks in this cost structure for five years and gives us a significant benefit by eliminating any regulatory uncertainty about the future of our CLEC business. NRTC will no longer be impacted by rulings of regulatory bodies relating to UNE-P that might potentially change pricing or availability of network elements to NRTC. The agreement allows us to plan for steady high-margin growth in a business that has been our core business since 1999. At June 3, 2005, NRTC had approximately 21,000 local access lines that it billed under the wholesale advantage services agreement. Pursuant to the agreement, NRTC is required to keep confidential all additional terms and conditions of the agreement.

      We also provide local and long distance telephone service on a VoIP platform through our wholly-owned subsidiary, VoX Communications Corp. ("VoX"), a facilities-based VoIP carrier. Unlike many other CLECs, during the past few years we avoided buying any circuit-switched equipment and instead leased circuit-switched lines from ILECs. We believe packet telephony services represent a significant step in the advancement of telecommunications. Consequently, we have focused our network building efforts on building packet telephony technology and, unlike some other VoIP providers, we have written and own the code to our own software. Ultimately, our goal is to have a wholly-owned telecommunications network that generates revenues and high margins and does not require us to lease facilities from an ILEC. By not being dependent upon an ILEC, we will be able to offer features and services we develop that can be turned on and off almost instantly without requiring an ILEC employee to intervene. We will also lower our cost of services when we route a telephone call over our packet-based network, as we will not be required to pay an ILEC for line rentals or for call origination, transport and termination.

      For the foreseeable future, we will continue to lease lines from the ILECs, as we have wholesale agreements with Verizon and Qwest that allow us to lease lines and provide Plain Old Telephone Service ("POTS"). We anticipate that these agreements will allow us to continue to obtain an acceptable gross margin on the POTS services we provide. We plan to attract VoIP-only customers on our packet-switched network and to eventually offer VoIP services to our POTS customers in NRTC and TSI. Although we believe many of our future customers will want VoIP-only services, we are finding that several accounts want VoIP services for the bulk of their telephony needs but still desire to maintain one or two POTS lines. We plan to be able to satisfy the needs of our customers for both VoIP and POTS services by maintaining our CLEC status and by continuously advancing our VoIP product offerings.

      Our principal executive offices are located at 75 South Broadway, New York, Suite 302, White Plains, New York 10601, and our telephone number at that address is (914) 682-0214. We also maintain a regional office in Celebration, Florida. We maintain an Internet website at www.elec.net. Information on our website is not part of this prospectus.

                               About This Offering

      This prospectus relates to the resale of up to 4,969,046 shares of common stock, of which 4,365,078 shares are issuable upon the conversion of promissory notes and the payment of the principal amount of, and interest on, these notes to, or the exercise of outstanding warrants by, Laurus Master Fund, Ltd., and 603,918 shares are issuable upon the exercise of outstanding warrants of eLEC Communications Corp. by certain selling shareholders identified in this prospectus. All of the shares, when sold, will be sold by these selling shareholders, including Laurus. The selling shareholders may sell their common stock from time to time at prevailing market prices. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

Common Stock Offered........................... 4,969,046 shares

Common Stock Outstanding at June 3, 2005(1).... 16,779,282 shares

Use of  Proceeds............................... We will not receive any of the proceeds from the sale of the
                                                shares by the selling
                                                shareholders, except upon
                                                exercise of certain common stock
                                                purchase warrants.

OTC Bulletin Board Ticker Symbol............... ELEC

----------------------------

(1) Does not include (i) 2,982,203 shares that are issuable upon the conversion of outstanding convertible notes, (ii) 4,091,268 shares issuable upon the exercise of outstanding warrants and non-qualified options, or (iii) 1,796,000 shares issuable upon the exercise of outstanding options granted under our 1995 Equity Incentive Plan.

                         Selected Financial Information

      The selected financial information presented below is derived from and should be read in conjunction with our consolidated financial statements, including notes thereto, appearing elsewhere in this prospectus. See "Financial Statements."

Summary Operating Information

                                                  Fiscal Year Ended             Three Months Ended
                                                    November 30,                   February 28,
                                           ----------------------------    -----------------------------
                                                2004            2003           2005            2004
                                                ----            ----           ----            ----
Net revenues ...........................   $  9,557,600    $  5,568,004    $  3,863,479    $  1,873,992
Income (loss) from operations ..........   $   (642,150)   $ (2,948,352)   $   (414,422)   $     53,413
Net income (loss) ......................   $    170,253    $  8,323,211    $   (401,685)   $     56,140
Net income (loss) per common share .....   $        .01    $        .53    $      (0.02)   $       0.00

Weighted average number of common shares
  Outstanding
   Basic ...............................     16,254,282      15,771,219      16,681,726      16,257,667
   Diluted .............................     16,715,808      15,841,941      16,681,726      16,568,565


Summary Balance Sheet Information

                                          November 30, 2004    February 28, 2005
                                          -----------------    -----------------
                                                                  (Unaudited)

Working capital deficit.................    $ (1,939,147)         $ (1,292,110)
Total assets............................    $  1,903,802          $  3,914,678
Total liabilities.......................    $  3,600,243          $  5,186,477
Stockholders' deficiency................    $ (1,696,439)         $ (1,271,799)

                                  RISK FACTORS

      You should carefully consider the risks described below before buying shares in this offering. The risks and uncertainties described below are not the only risks we face. These risks are the ones we consider to be significant to your decision whether to invest in our common stock at this time. We might be wrong. There may be risks that you in particular view differently than we do, and there are other risks and uncertainties that are not presently known to us or that we currently deem immaterial, but that may in fact impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

We have incurred losses since inception of our telephone business and we may be unable to achieve profitability or generate positive cash flow.

      We have not generated operating profits since fiscal 1996. While we reported net income of $170,253 and $8,323,211 in fiscal 2004 and 2003, respectively, we reported no income from our telecommunications operations. Furthermore, in the first quarter of fiscal 2005, we reported a net loss of $401,685. In fiscal 2004, net income of $170,253 resulted primarily from the gain of approximately $743,000 resulting from a settlement with creditors in the bankruptcy proceedings of a subsidiary. In fiscal 2003, net income of $8,323,211 resulted primarily from the gain on the disposition of a subsidiary and the disposition of property of approximately $11,306,000. In the first quarter of fiscal 2005, and in fiscal 2004 and 2003, we generated operating losses of approximately ($414,000), ($642,000) and ($2,948,000), respectively, from our telecommunications operations. We expect to continue to incur operating losses until we develop our telecommunications operations to a level at which it generates sufficient revenues to cover operating expenses.

We have an unproven business model and can give no assurance that our business model and strategy will be successful.

      Our business strategy is unproven and we do not know whether our business model and strategy will be successful. We intend to lease virtually all of our telecommunications facilities (such as switches, local loops and other telecommunications equipment) and to focus on selling directly to residential consumers and small businesses. In contrast, many of our competitors own their own facilities or are in the process of building or purchasing such facilities. To be successful, we must convince prospective customers to entrust their telephone service to a company without a long and proven track record. We cannot assure you that our services will be widely accepted. The prices we charge for services and products may be higher than those charged by our competitors. In addition, the prices of communications services and products have fallen historically, and they may continue to fall. We may be required to reduce prices periodically to respond to competition and to generate adequate sales volume. Furthermore, our cost of services increased in fiscal 2005 and we anticipate such costs will continue to rise. The failure to achieve or sustain adequate pricing levels or to achieve or sustain a profitable business would have a material adverse effect on our business, financial condition and results of operations and on the price of our common stock.

We have a need for additional financing.

      Due to our recent operating losses and our additional requirements for working capital to establish and grow our business, over the past several months we have sold debt and additional shares of capital stock to fund our working capital needs. We expect that we will continue to sell our capital stock, incur additional indebtedness or sell marketable securities we currently own to fund the anticipated growth of our telecommunications business and implement our business objectives. There can be no assurance that we will be able to obtain additional funding when needed, or that such funding, if available, will be available on terms we find acceptable. If we cannot obtain additional funds when needed, we may be forced to curtail or cease our activities, which may result in the loss of all or a substantial portion of your investment.

We depend on incumbent carriers as a key component for our business.

      To limit our capital expenditures and support staff, we rely extensively on third parties. We lease our local exchange network and our long distance network. As a result, we depend entirely on incumbent carriers for the transmission of customer telephone calls for our CLEC subsidiaries. The risk factors inherent in this approach include, but are not limited to, the following:

      o     the inability to negotiate and renew favorable wholesale agreements;

      o lack of timeliness of the ILEC in processing our orders for customers seeking to utilize our services;

      o dependence on the effectiveness of internal and external telemarketing services to attract new customers;

      o dependence on third-party contractors to install necessary equipment and wiring at our customers facilities; and

      o dependence on a facilities-based carrier to provide our customers with repair services and new installation services.

We depend on a third-party billing system to bill our customers.

      The accurate and prompt billing of our customers is essential to our operations and future profitability. We utilize a third-party system for billing, tracking and customer service. The system is designed to provide us with a high degree of flexibility to handle custom rate plans that provide consumers discounts from the incumbent local carriers' rate plans or bundled plans that include various features and long distance services. Although we believe the system is very functional, it is currently set up to support approximately 500,000 local lines in six states, and its ability to handle substantially more customers is not fully tested. In addition, the billing company we utilize competes with us as a CLEC and may terminate its billing services at any time. Furthermore, in the most recent audited financial statements of the billing company we utilize, the report of the independent public accountants expressed doubt about its ability to continue as a going concern. This strategy exposes us to various risks that include, but are not limited to, the following:

      o the inability to adapt the billing system to process the number of customers we are targeting in our marketing plans;

      o the failure of the system to provide all of the billing services that we require;

      o the possibility that we may want to provide services in a state that our billing company has difficulty rating calls and processing data for us; and

      o the possibility that we may need to quickly engage a new billing company to process our invoices to our customers, and devote a large amount of internal resources at one time to work on this transition.

Our business is dependent upon our ability to resell long distance services, for which we currently rely on only one third-party carrier.

      We offer long distance telephone services as part of our service package. We currently have a wholesale agreement with only one long distance carrier to provide transmission and termination services for all of our long distance traffic. Recently, several long distance carriers have encountered financial difficulties, including the carrier utilized by us. Financial difficulties encountered by our current carrier or any other carrier with which we are negotiating could cause disruption to our operations and loss of customers and revenues.

We could be liable for breaches of security on our web site, fraudulent activities of our users, or the failure of third-party vendors to deliver credit card transaction processing services.

      A fundamental requirement for operating a customer-friendly CLEC and an internet-based, worldwide voice service is the secure transmission of confidential information over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled. We rely on third party providers to process and guarantee payments made by our customers up to certain limits, and we may be unable to prevent our users from fraudulently receiving goods and services. Any costs we incur as a result of fraudulent transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our services in a timely or scalable fashion.

We may face difficulties managing our anticipated rapid expansion.

      We are attempting to grow our business rapidly in terms of the number of services we offer, the number of customers we serve and the regions we serve. In particular, we are expending substantial sums to expand our POTS business and to roll out our VoIP initiative. There can be no assurance that our marketing initiatives will proceed as expected or that they will be successful, particularly in light of the legal and regulatory and competitive uncertainties described elsewhere in this report. Furthermore, there is no assurance that we will successfully manage our efforts to:

      o     expand, train, manage and retain our employee base;

      o     expand and improve our customer service and support systems;

      o introduce and market new VoIP products and services and new pricing plans in addition to expanding the number of states in which we offer POTS service;

      o     capitalize on new opportunities in the competitive marketplace; or

      o     control our expenses.

      The strains posed by these new demands are magnified by the emerging nature of our operations. If we cannot manage our growth effectively, our results of operations could be adversely affected.

The failure of our customers to pay their bills on a timely basis could adversely affect our cash flow.

      Our target customers consist of residences and small businesses. We anticipate having to bill and collect numerous relatively small customer accounts. We may experience difficulty in collecting amounts due on a timely basis. We have experienced difficulty with residential accounts in the past. Our failure to collect accounts receivable owed to us by our customers on a timely basis could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Acquisitions could divert management's time and attention, dilute the voting power of existing shareholders and have a material adverse effect on our business.

      As part of our growth strategy, we may continue to acquire complementary businesses and assets. Acquisitions that we may make in the future could result in the diversion of time and personnel from our business. We also may issue shares of common stock or other securities in connection with acquisitions, which could result in the dilution of the voting power of existing shareholders and could dilute earnings per share. Any acquisitions would be accompanied by other risks commonly encountered in such transactions, including the following:

      o difficulties integrating the operations and personnel of acquired companies;

      o the additional financial resources required to fund the operations of acquired companies;

      o     the potential disruption of our business;

      o our ability to maximize our financial and strategic position by the incorporation of acquired technology or businesses with our product and service offerings;

      o the difficulty of maintaining uniform standards, controls, procedures and policies;

      o     the potential loss of key employees of acquired companies;

      o the impairment of employee and customer relationships as a result of changes in management; and

      o     significant expenditures to consummate acquisitions.

      As a part of our acquisition strategy, we may engage in discussions with various businesses respecting their potential acquisition. In connection with these discussions, we and each potential acquired business may exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms and conditions of the potential acquisition. In certain cases, the prospective acquired business may agree not to discuss a potential acquisition with any other party for a specific period of time, may grant us certain rights in the event the acquisition is not completed, and may agree to take other actions designed to enhance the possibility of the acquisition. Potential acquisition discussions may take place over a long period of time, may involve difficult business integration and other issues, and may require solutions for numerous family relationship, management succession and related matters. As a result of these and other factors, potential acquisitions that from time to time appear likely to occur may not result in binding legal agreements and may not be consummated. Our acquisition agreements may contain purchase price adjustments, rights of set-off and other remedies in the event that certain unforeseen liabilities or issues arise in connection with an acquisition. These remedies, however, may not be sufficient to compensate us in the event that any unforeseen liabilities or other issues arise.

We need to retain key management personnel and hire additional qualified personnel. We are dependent on the efforts of our executive officers and senior management and on our ability to hire and retain qualified management personnel.

      A small number of key management and operating employees and consultants manage our telecommunications business. Our loss of such employees or consultants or their failure to work effectively as a team could materially adversely impact our telecommunications business. Competition for qualified executives in the telecommunications and data communication industries is intense and there are a limited number of persons with applicable experience. We believe that our future success in the telecommunications business significantly depends on our ability to attract and retain highly skilled and qualified telecommunications personnel. We have not entered into employment agreements with any of our senior officers. The loss of any of Paul H. Riss, our Chief Executive Officer, Michael Khalilian, our Chief Technology Officer, or Mark Richards, our Chief Information Officer and the President of our Vox Communications subsidiary, could adversely affect our business.

We may be unable to adapt to rapid technology trends and evolving industry standards.

      The communications industry is subject to rapid and significant changes due to technology innovation, evolving industry standards, and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose us to risks of technical or product obsolescence. We will need to use technologies effectively, continue to develop our technical expertise and enhance our existing products and services in a timely manner to compete successfully in this industry. We may not be successful in using new technologies effectively, developing new products or enhancing existing products and services in a timely manner or that any new technologies or enhancements used by us or offered to our customers will achieve market acceptance.

The telecommunications industry is highly regulated and amendments to or repeals of existing regulations or the adoption of new regulations could adversely affect our business, financial condition or results of operations.

      Federal, state and local regulation may affect our telecommunications business. Since regulation of the telecommunications industry in general, and the CLEC industry in particular, is frequently changing, we cannot predict whether, when and to what extent new regulations will affect us. The following factors, among others, may adversely affect our business, financial condition and results of operations:

      o     delays in obtaining required regulatory approvals;

      o     new court decisions;

      o     the enactment of new adverse regulations; and

      o     the establishment of strict regulatory requirements.

The communications services industry is highly competitive and we may be unable to compete effectively.

      The communications industry, including Internet and data services, is highly competitive, rapidly evolving and subject to constant technological change and intense marketing by providers with similar products and services. We expect that new competitors are likely to join existing competitors in the communications industry, including the market for VoIP, Internet and data services. Many of our current competitors are significantly larger and have substantially greater market presence as well as greater financial, technical, operational, marketing and other resources and experience than we do. In the event that such a competitor expends significant sales and marketing resources in one or several markets we may not be able to compete successfully in such markets. We believe that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely affect our gross margins if we are not able to reduce our costs commensurate with such price reductions. In addition, the pace of technological change makes it impossible for us to predict whether we will face new competitors using different technologies to provide the same or similar services offered or proposed to be offered by us. If our competitors were to provide better and more cost effective services than ours, our business initiatives could be materially and adversely affected.

Industry consolidation could make it more difficult to compete.

      Companies offering Internet, data and communications services are, in some circumstances, consolidating. We may not be able to compete successfully with businesses that have combined, or will combine, to produce companies with substantially greater financial, sales and marketing resources, larger client bases, extended networks and infra-structures and more established relationships with vendors, distributors and partners than we have. With these heightened competitive pressures, there is a risk that our financial performance could be adversely impacted and the value of our common stock could decline.

Risks Relating to Our Proposed VoIP Business

      Part of our long-term strategy in building a profitable telephone company includes the marketing of our technology for VoIP-based telephony applications through our wholly-owned subsidiary, VoX. VoIP is a new technology that involves many unique risks, including those set forth below.

The VoIP telephony market is subject to rapid technological change and we depend on new product introductions in order to grow our VoIP business.

      VoIP telephony is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop and sell new and enhanced VoIP telephony software products and services that provide increasingly higher levels of performance and reliability at lower cost. These new and enhanced products must take advantage of technological advancements and changes, and respond to new customer requirements. Our success in designing, developing and selling such products and services will depend on a variety of factors, including:

      o     the identification of market demand for new products;

      o     the scalability of our VoIP telephony software products;

      o     product and feature selection;

      o     timely implementation of product design and development;

      o     product performance;

      o     cost-effectiveness of products under development;

      o     effective manufacturing processes; and

      o     success of promotional efforts.

      Additionally, we may also be required to collaborate with third parties to develop our products and may not be able to do so on a timely and cost-effective basis, if at all. We have in the past experienced delays in the development of new products and the enhancement of existing products, and such delays will likely occur in the future. If we are unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, if such new or enhanced products do not achieve sufficient market acceptance, or if such new product introductions decrease demand for existing products, our operating results would decline and our business would not grow.

Future legislation or regulation of the Internet and/or VoIP services could restrict our business, prevent us from offering service or increase our cost of doing business.

      At present there are few laws, regulations or rulings that specifically address access to or commerce on the Internet, including Internet Protocol ("IP") telephony. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on our business, financial condition or results of operations. Regulation may be targeted toward, among other things, assessing access or settlement charges, imposing taxes related to internet communications, imposing tariffs or regulations based on encryption concerns or the characteristics and quality of products and services, imposing additional regulations and requirements related to the handling of emergency 911 services, any of which could restrict our business or increase our cost of doing business. The increasing growth of the broadband IP telephony market and popularity of broadband IP telephony products and services heighten the risk that governments or other legislative bodies will seek to regulate broadband IP telephony and the Internet. In addition, large, established telecommunication companies may devote substantial lobbying efforts to influence the regulation of the broadband IP telephony market, which may be contrary to our interests.

      Many regulatory actions are underway or are being contemplated by federal and state authorities, including the FCC and other state regulatory agencies. The FCC recently issued regulations requiring VoIP carriers to provide 911 emergency services to their customers within approximately 90 days. There is risk that a regulatory agency may require us to conform to rules that are unsuitable for VoIP communications technologies or rules that cannot be complied with due to the nature and efficiencies of IP routing, or are unnecessary or unreasonable in light of the manner in which we offer service to our customers. It is not possible to separate the Internet, or any service offered over it, into intrastate and interstate components. While suitable alternatives may be developed in the future, the current IP network does not enable us to identify the geographic nature of the traffic traversing the Internet. There is also risk that specific E911 requirements imposed by a regulatory agency may impede our ability to offer service in a manner that conforms to these requirements. While we are developing technologies that seek to provide access to emergency services before the effective date set by the FCC, the existing requirements, which are tethered to and dependent upon the legacy PSTN network, neither work in an IP environment nor take advantage of the significantly enhanced capabilities of the IP network.

The success of our planned expansion is dependent upon market developments and usage patterns.

      Our purchase of network equipment and placement of our VoIP software will be based in part on our expectations concerning future revenue growth and market developments. As we expand our network, we will be required to make capital expenditures, in addition to making financial commitments for DS-3 circuits and colocation space, and to add additional employees. If our traffic volume were to decrease, or fail to increase to the extent expected or necessary to make efficient use of our network, our costs as a percentage of revenues would increase significantly, which would have a materially adverse effect on our financial condition and results of operations.

Potential regulation of Internet service providers could adversely affect our operations.

      To date, the FCC has treated Internet service providers as information service providers. Information service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is currently examining the status of Internet service providers and the services they provide. If the FCC were to determine that Internet service providers, or the services they provide, are subject to FCC regulation, including the payment of access charges and contribution to the universal service funds, it could have a material adverse effect on our business, financial condition and operating results.

Our success depends on our ability to handle a large number of simultaneous calls, which our network may not be able to accommodate.

      We expect the volume of simultaneous calls to increase significantly as our VoIP subscriber base grows. Our network hardware and software may not be able to accommodate this additional volume. If we fail to maintain an appropriate level of operating performance, or if our VoIP service is disrupted, our reputation could be hurt and we could lose customers, which could have a material adverse effect on our business, financial condition and results of operations.

Our growth in our VoIP business is dependent upon our ability to build new relationships with VoIP carriers and to bring on new customers.

      Our ability to grow through quick and cost effective deployment of our VoIP services is due, in part, to our ability to create new interconnection agreements with VoIP carriers that can provide us with telephone numbers and termination service to sign contracts with new customers, and, in many cases, to enter into joint venture or strategic agreements with local partners, as well as to satisfy newly enacted regulatory requirements to operate in emerging markets. While we pursue several opportunities simultaneously, we might not be able to create the necessary partnerships and interconnections, expand our customer base, deploy networks and generate profitable traffic over these networks within the time frame envisioned.

We are pursuing new business lines, which require specialized skill sets. Our ability to effectuate our business plan is due, in part, to the roll out of new services, including PC-to-IP Phone, IP Phone-to-IP Phone and IP
Phone-to-POTS-Phone.

      Our ability to deploy new products and services may be hampered by technical and operational issues which could delay our ability to derive profitable revenue from these service offerings. These issues include our ability to competitively price such products and services. In addition, certain VoIP service offerings are relatively new in our industry and the market potential is relatively untested. Additionally, our ability to market these products and service offerings may prove more difficult. To date, we have not significantly focused on selling VoIP services and thus have derived extremely limited revenue from this offering, and there can be no assurance that we will increase our current focus and/or derive significant revenue from this offering.

We rely on third party equipment suppliers.

      We are dependent on third party equipment suppliers for equipment, VoIP phones and adapter devices, including UTStarcom Inc., Cisco Systems, Inc. and Motorola, Inc. If these suppliers fail to continue product development and research and development or fail to deliver quality products or support services on a timely basis, or we are unable to develop alternative sources, if and as required, it could result in a materially adverse impact on our financial condition or results of operations.

Risks Relating to Our Common Stock

Disappointing quarterly revenue or operating results could cause the price of our common stock to fall.

      Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or security analysts, the price of our common stock could fall substantially. Our quarterly revenue and operating results may fluctuate as a result of a variety of factors, many of which are outside our control, including:

      o the amount and timing of expenditures relating to the rollout of our POTS and VoIP service offerings;

      o our ability to obtain, and the timing of, necessary regulatory approvals;

      o the rate at which we are able to attract customers within our target markets and our ability to retain these customers at sufficient aggregate revenue levels;

      o     our ability to deploy our network on a timely basis;

      o     the availability of financing to continue our expansion;

      o     technical difficulties or network downtime;

      o the availability of incumbent carrier's wholesale service program for the establishment of our own full-service platform and timing of the implementation of our VoIP platform; and

      o the introduction of new services or technologies by our competitors and resulting pressures on the pricing of our service.

We do not intend to pay dividends on our common stock in the foreseeable future, which could cause the market price of our common stock and the value of your investment to decline.

      We expect to retain earnings, if any, to finance the expansion and development of our business. Our Board of Directors will decide whether to make future cash dividend payments. Such decision will depend on, among other things, the following factors:

      o     our earnings;

      o     our capital requirements;

      o     our operating condition;

      o     our financial condition; and

      o our compliance with various financing covenants to which we are or may become a party.

The market for our common stock is thinly traded, which could result in fluctuations in the value of our common stock.

      Although there is a public market for our common stock, the market for our common stock is thinly traded. The trading prices of our common stock could be subject to wide fluctuations in response to, among other events and factors, the following:

      o     variations in our operating results;

      o     sales of a large number of shares by our existing shareholders;

      o     announcements by us or others;

      o     developments affecting us or our competitors; and

      o     extreme price and volume fluctuations in the stock market.

Our common stock price is likely to be highly volatile, which could cause the value of your investment to decline.

      The market price of our common stock is likely to be highly volatile as the stock market in general, and the market for small cap and micro cap technology companies in particular, has been highly volatile. For example, during the last 12 months our common stock has traded at prices ranging from $0.14 to $0.75 per share. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to volatility. We cannot assure you that our common stock will trade at the same levels of our stocks in our industry or that our industry stocks in general will sustain their current market prices. Factors that could cause such volatility may include, among other things:

      o actual or anticipated fluctuations in our quarterly operating results;

      o     large purchases or sales or our common stock;

      o     announcements of technological innovations;

      o     changes in financial estimates by securities analysts;

      o     investor perception of our business prospects;

      o     conditions or trends in the telecommunications industry;

      o changes in the market valuations of other industry-related companies;

      o the acceptance of market makers and institutional investors of our business model and our common stock; and

      o     worldwide economic or financial conditions.

Effect of certain charter provisions.

      Authority of Board of Directors to Issue Preferred Stock. Pursuant to the terms of our charter, our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series. Our Board of Directors may also determine the prices, rights, preferences, privileges and restrictions, including voting rights, of the shares within each series without any further shareholder vote or action. The rights of the holders of our preferred stock may adversely affect the rights of the holders of common stock. While the issuance of such preferred stock could facilitate possible acquisitions and other corporate activities, it could also impede a third party's ability to acquire control of our company.

      Limitation of Liability of Directors. Pursuant to the terms of our charter and to the extent New York law permits, we and our shareholders may not hold our directors personally liable for monetary damages in the event of a breach of fiduciary duty.

Provisions of New York law may discourage a takeover attempt even if doing so may be beneficial to our shareholders.

      Certain anti-takeover provisions of New York law could delay or hinder a change of control of our company. While such provisions generally facilitate our Board of Directors' ability to maximize shareholder value, they may discourage takeovers that could be in the best interest of certain shareholders. Such provisions could adversely affect the market value of our stock in the future.

We are exposed to potential risks from recent legislation requiring companies to evaluate internal controls under Section 404 of the Sarbanes Oxley Act of 2002.

      We are evaluating and documenting our internal controls systems so that when we are required to do so, our management will be able to report on, and our independent auditors to attest to, our internal controls, as required by this legislation. We will be performing the system and process evaluation and testing (and any necessary remediation) required in an effort to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes Oxley Act. As a result, we expect to incur additional expenses and diversion of management's time. In March 2005, we were advised by our independent auditors that we have a material weakness in our internal controls because of a deficiency in the number of qualified personnel in our accounting department. While we anticipate being able to rectify this weakness and to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of
Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange

Commission. Any such action could adversely affect our financial results and could cause our stock price to decline.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

      You can identify forward-looking statements by the use of the words "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "proposed," or "continue" or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of our common stock by the selling shareholders.

      We will receive proceeds of up to a maximum of $650,793 upon the due exercise, if any, of the seven-year warrants granted by us exercisable for an aggregate of 793,650 shares of common stock. We will receive proceeds up to a maximum of $656,250 upon the due exercise, if any, of the five-year warrants granted by us exercisable for an aggregate of 350,000 shares of common stock. We will receive proceeds of up to a maximum of $160,000 upon the due exercise, if any, of the four-year warrants granted by us exercisable for an aggregate of 253,968 shares of common stock. We intend to use any such proceeds for working capital and general corporate purposes.

      Further, to the extent that any of our obligations under our credit facilities with Laurus are converted into, or paid in the form of, shares of our common stock, we will be relieved of such obligations to the extent of such conversion or payment.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

      Our common stock is traded on the OTC Bulletin Board under the symbol "ELEC."

      The following table contains information about the range of high and low bid prices for our common stock for each full quarterly period in our last two fiscal years and for the first three fiscal quarters of 2005 (through June 6), based upon reports of transactions on the OTC Bulletin Board.

                                                  High       Low
                                                  ----       ---
      Fiscal 2003
      -----------
               1st Quarter                      $   0.08  $   0.04
               2nd Quarter                          0.16      0.05
               3rd Quarter                          0.14      0.08
               4th Quarter                          0.21      0.08

      Fiscal 2004
      -----------
               1st Quarter                      $   0.25  $   0.13
               2nd Quarter                          0.26      0.14
               3rd Quarter                          0.36      0.14
               4th Quarter                          0.40      0.21

      Fiscal 2005
      -----------
               1st Quarter                      $   0.74  $   0.28
               2nd Quarter                      $   0.72  $   0.35
               3rd Quarter (through June 6)     $   0.60  $   0.51

      The source of these high and low prices was the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The high and low prices listed have been rounded up to the next highest two decimal places.

      The market price of our common stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market for the products we distribute, and other factors, over many of which we have little or no control. In addition, board market fluctuations, as well as general economic, business and political conditions, may adversely affect the market for our common stock, regardless of our actual or projected performance. On June 3, 2005, the closing bid price of our common stock as reported by the OTC Bulletin Board was $0.55 per share.

Holders

      As of June 3, 2005, there were approximately 225 holders of record of our common stock and approximately 4,000 beneficial holders.

Dividend Policy

      We have never paid dividends on our common stock and do not expected to do so in the foreseeable future. Our loan agreement with Laurus Master Funds, Ltd. ("Laurus") does not allow us to directly or indirectly declare or pay any dividends so long as our secured convertible term note to Laurus remains outstanding.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

      When used in this discussion, the words "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.

      Our business and results of operations are affected by a wide variety of factors, including those we discuss under the caption "Risk Factors" and elsewhere in this prospectus, that could materially and adversely affect us and our actual results. As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price.

      Any forward-looking statements herein speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Business Outlook

      Our financial condition was significantly improved in February 2005, when we sold to Laurus our fixed rate convertible term note in the principal amount of $2,000,000 and entered into a wholesale services agreement with Verizon. The promissory note issued to Laurus has a three-year term, is payable in thirty-three equal monthly principal installments of $60,606, plus monthly interest at the rate of prime plus 3% per annum, beginning on May 1, 2005, and is convertible into shares of our common stock at a conversion price of $0.63 per share, subject to adjustment. As a result of these two transactions, we now have cash balances that we can use for new customer acquisitions, and a five-year agreement that will allow us to continue our core business of selling POTS lines on a leased network.

      Our primary methods of obtaining new customer accounts will continue to be through telemarketing and outside sales agents. We believe these are effective low-cost methods of building new accounts, and our past history with these customer acquisition methods is helpful in planning and budgeting our operations on a going-forward basis. While we believe our cash balances are adequate for continued growth, our cash balances may not be sufficient to generate the growth we desire for our VoIP subsidiary. We plan to reassess our cash requirements for VoIP on a regular basis as we begin adding customers to our platform.

      We expect to have controlled capital expenditures for our VoIP products during the next 12 months. The amount expended will depend on demand for our products. If we experience higher demand and strong sales growth, we will require additional equipment expenditures. We believe we will be able to make such expenditures as we grow our business so that the utilization percentages of our network equipment will remain high. We do not see a need to purchase network assets that may remain idle or underutilized.

      The following discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

Three Months Ended February 28, 2005 Compared To Three Months Ended February 29, 2004

      Our revenue for the three-month period ended February 28, 2005 increased by approximately $1,989,000, or approximately 106%, to approximately $3,863,000 as compared to approximately $1,874,000 reported for the three-month period ended February 29, 2004. The growth in revenues was directly related to the growth in our customer base or number of local access lines that we served. We anticipate revenues for NRTC to continue to increase during fiscal 2005 as we work to add new customers. On the other hand, we anticipate a decrease in revenue for TSI as we do not plan to add new customers in TSI as discussed earlier. However, our revenue growth in NRTC many not be as rapid as in the past as we are re-evaluating our telemarketing strategy and may determine to call only businesses and residential prospects who are home owners.

      Our gross profit for the three-month period ended February 28, 2005 increased by approximately $814,000 to approximately $1,808,000 from approximately $994,000 reported in the three-month period ended February 29, 2004. During the same fiscal periods, our gross profit percentage decreased to 46.8% from 53%. The increase in our dollars of gross profit resulted from the increase in our customer base in first quarter of fiscal 2005 over the first quarter fiscal 2004. The decrease in our gross profit percentage during the 2005 period resulted from the higher cost of services that we are now incurring under our wholesale services agreement with Verizon, as compared to the costs we previously incurred under the UNE-P service offering. Our selling strategy in fiscal 2005 is to continue to penetrate states that offer the opportunity to achieve higher margins.

      Selling, general and administrative expenses ("SG&A") increased by approximately $1,284,000, or approximately 137%, to approximately $2,221,000 for the three-month period ended February 28, 2005 from approximately $937,000 reported in prior year fiscal period. Of this increase, approximately $730,000 was for bad debt expense, approximately $150,000 was for telemarketing costs, approximately $73,000 was for billing costs, and approximately $212,000 was for increased personnel costs, of which approximately $80,000 was related to VoX. Although our marketing has been directed to consumers with acceptable credit scores, we recently adjusted our marketing strategy for the future in order to reduce our bad debt expense. We are now telemarketing more actively to small businesses and have changed our requirements for residential customers so that we are marketing only to consumers who are homeowners and have proven records of good credit history. Although this strategy will most likely increase our acquisition costs per line, we anticipate the extra cost associated with purchasing homeowner-only leads of credit-worthy customers will decrease our bad debt expense, which in the most recent quarter was unacceptable to us.

      Depreciation expense decreased to approximately $1,000 for the three-month period ended February 28, 2005 as compared to approximately $4,000 for the three-month period ended February 29, 2004. Although we have limited VoIP revenues and are confident that our VoIP platform is functional, we have just started to amortize the capitalized costs of our VoIP platform in the third quarter of fiscal 2005, as we have co-located our final live platform in a major data center.

      Interest expense increased by approximately $49,000 to approximately $52,000 for the three-month period ended February 28, 2005 as compared to approximately $3,000 for the three-month period ended February 29, 2004, as a result of our recent financing agreements (See
Note 1 to our Unaudited Condensed Consolidated Financial Statements for the periods ended February 28, 2005 and 2004). Interest and other income decreased by approximately $12,000, to approximately $17,000 for the three-month period ended February 28, 2005 as compared to approximately $29,000 for the three-month period ended February 29, 2004. The decrease resulted primarily from a reduction in commission income.

      For the three-month period ended February 28, 2005, we recorded income of approximately $47,000, which resulted from the change in the market value of the warrants issued to Laurus as part of the Laurus financing (See Note 2 to our Unaudited Condensed Consolidated Financial Statements for the periods ended February 28, 2005 and 2004). No such income was recorded in the three-month period ended February 29, 2004.

      For the three-month period ended February 29, 2004, reorganization items included a gain of approximately $51,000 as a result of a court-stipulated reduction in post-petition liabilities(See Note 6 to our Unaudited Condensed Consolidated Financial Statements for the periods ended February 28, 2005 and
2004) and approximately $120,000 in professional fees reported by TSI (See Note 6 to our Unaudited Condensed Consolidated Financial Statements for the periods ended February 28, 2005 and 2004). No such transactions occurred in the three-month period ended February 28, 2005.

      For the three-month period ended February 29, 2004, we recorded a tax benefit of $45,000, which resulted from the reduction of an estimated accrual of corporate tax expense for fiscal 2003. No such benefit was recorded for the three-month period ended February 28, 2005.

Fiscal Year 2004 Compared to Fiscal Year 2003

      Our revenues for fiscal 2004 increased by approximately $3,990,000, or approximately 72%, to approximately $9,558,000 as compared to approximately $5,568,000 reported for fiscal 2003. The growth in revenues is directly related to the growth in our customer base or number of local access lines that we served. We ended fiscal 2004 with 24,034 billed lines, as compared to 10,835 billed lines at November 30, 2003. Although the line count increased by 13,199 lines, or 122%, in fiscal 2004, due to insufficient cash flow to support our telemarketing costs in the first half of fiscal 2004, most of the increase came in the second half of our fiscal year. Therefore, annual revenues did not increase by the same percentage as the percentage increase in our line count. Several large CLECs that sell in New Jersey, New York and Pennsylvania have indicated to the public that they are decreasing or discontinuing their selling efforts to new customers because of the TRO Remand Order. We anticipate that the reduced competition in these states will be a factor that will help us to retain our current selling prices in those states, which currently average monthly revenues of approximately $50 per line. We also believe the decrease in the number of competitors may make our selling efforts somewhat easier than we have experienced in the past.

      Our gross profit for fiscal 2004 increased by approximately $2,018,000 to approximately $4,820,000 from approximately $2,802,000 reported in fiscal 2003, while our gross profit percentage of 50.4% in fiscal 2004 as compared to 50.3% in fiscal 2003 essentially remained the same from fiscal period to fiscal period. The increase in our dollars of gross profit resulted from the increase in our customer base in fiscal 2004 over fiscal 2003. Our gross profit percentage of approximately 50.4% reflects our sales strategy to sell only in those states in which we believe we will be able to achieve a gross margin of over 40%. Our selling strategy in fiscal 2005 is to continue to sell in states that offer the opportunity to achieve higher margins. However, we do not anticipate achieving a 50% gross margin in fiscal 2005 because our cost of services are higher under our wholesale services agreement with Verizon than we previously experienced while operating under UNE-P. We have passed on this increase in cost to new customers beginning on October 1, 2004, but we have not raised our prices to our existing customers and do not intend to do so in the near future. During fiscal 2005, we also plan to begin selling in localities serviced by Qwest. Although we will begin selling in areas in which we believe we can achieve a gross margin greater than 40%, we do not believe we will achieve gross margins of 50%. In addition, we plan to sell VoIP services nationwide in fiscal 2005. The margins for such services will be dependent on the cost structures we negotiate with carriers for wholesale services or to terminate calls made by our VoIP customers to a traditional landline telephone. Gross margins may also be impacted by product mix in 2005. If we have success in selling our VoIP to wholesale VoIP customers, our gross margins will be lower than if we only sell directly to individual end-users.

      SG&A decreased by approximately $215,000, or approximately 3.8%, to approximately $5,447,000 for fiscal 2004 from approximately $5,662,000 reported in the prior year fiscal period. Although we grew our revenues significantly in fiscal 2004, we were able to limit our SG&A. Our occupancy costs were substantially lower in fiscal 2004, as we incurred rental expense of approximately $6,000 per month under our existing headquarters lease as compared to the occupancy costs of approximately $22,000 per month we incurred in operating our former headquarters building, which we sold in the fourth quarter of fiscal 2003.

      Depreciation expense decreased by approximately $74,000, to approximately $14,000 for fiscal 2004 as compared to approximately $88,000 for fiscal 2003. The decline in depreciation expense was primarily attributable to the sale of our headquarters building in the fourth quarter of fiscal 2003 and to the sale of certain assets to EAC in the first quarter of fiscal 2003.

      Interest expense decreased by approximately $172,000, to approximately $3,000 for fiscal 2004 as compared to approximately $175,000 for fiscal 2003. The decrease in interest expense was primarily attributable to the repayment of a mortgage note in conjunction with the sale of our headquarters building in the fourth quarter of fiscal 2003. We anticipate interest expense for fiscal 2005 will increase due to the interest that we project we will pay on the debt that we have incurred in 2005.

      Other income, net for fiscal 2004 was approximately $46,000 as compared to approximately $164,000 for fiscal 2003. The income for fiscal 2004 resulted primarily from commission income of approximately $88,000, which was partially offset by charges for environmental costs of approximately $45,000 directly related to the sale of our headquarters building in the fourth quarter of fiscal 2003. The income for fiscal 2003 resulted primarily from rental and commission income of approximately $210,000, which was partially offset by the write-down of our investment in Cordia Corporation of approximately $71,000.

      In fiscal 2004, we reported income of approximately $904,000 from debt reduction related to the TSI bankruptcy. No such income was reported in fiscal 2003. Bankruptcy reorganization costs for fiscal years 2004 and 2003 of approximately $161,000 and $70,000, respectively, represented legal cost associated with the TSI bankruptcy.

      In fiscal 2003, we sold assets of our former subsidiary, Essex Communications, Inc. ("Essex"), Essex stock and our headquarters building. The sales netted a gain of approximately $11,306,000. We had no such asset sales in fiscal 2004.

      In fiscal 2004, gain on the sale of investment securities and other investments of approximately $1,000, resulted from the sale of Cordia Corporation ("Cordia") shares as compared to the gain of approximately $122,000 in fiscal 2003, which resulted from the sale of shares of Cordia and Talk America Holdings Inc. ("Talk").

      In fiscal 2004, we recorded a net tax benefit of approximately $48,000 offset by a current year provision of $22,000, which resulted from the reduction of an estimated accrual of corporate tax expense for fiscal 2003. In fiscal, 2003, we recorded estimated corporate tax expense of approximately $75,000.

Liquidity and Capital Resources

      At February 28, 2005, we had cash and cash equivalents of approximately $1,552,000 and negative working capital of approximately $1,292,000.

      Net cash used in operating activities aggregated approximately $771,000 and $59,000 in the three-month periods ended February 28, 2005 and February 29, 2004, respectively. The principal use of cash in fiscal 2005 was the increase in accounts receivable of approximately $1,157,000, offset by an increase in the provision for doubtful accounts of approximately $745,000 and the loss for the period of approximately $402,000. The principal use of cash in fiscal 2004 was the net change in operating assets and liabilities, which was partially offset by the income for the period of approximately $56,000.

      Net cash used in investing activities in the three-month period ended February 28, 2005 aggregated approximately $101,000, resulting primarily from expenditures related to our VoIP initiative. There were no investing activities in the three-month period ended February 29, 2004.

      Net cash provided by (used in) financing activities aggregated approximately $2,052,686 and ($2,000) in the three-month periods ended February 28, 2005 and February 29, 2004, respectively. In fiscal 2005, net cash provided by financing activities resulted from the proceeds of short-term and long-term notes, warrants and stock issuances and the exercise of stock options in the amounts of approximately $2,018,000 and $34,500, respectively. In fiscal 2004, net cash used in financing activities resulted from the repayment of debt.

      For the three-month period ended February 28, 2005, we had approximately $101,000 in capital expenditures primarily related to our VoIP initiative. We made equipment purchases of approximately $100,000 in the second fiscal quarter of 2005. We expect that other capital expenditures over the next 12 months will relate primarily to a continued roll-out of VoIP services and will only be required to support a growing customer base of VoIP subscribers.

      We have stock purchase warrants that entitle us to purchase approximately 95,000 shares of Talk America Holdings Inc. ("Talk"). The warrant exercise price is $6.30 per share and, at June 3, 2005, our warrants were in-the-money, as Talk common stock was trading at approximately $8.86 per share at such date. We are currently exploring ways in which we can monetize the gain in these warrants.

      We have reported profits in the last two fiscal years, but we have also sustained net losses from operations during those periods, as we have worked to build our customer base. Our operating losses have been funded through the sale of non-operating assets, the issuance of equity securities and borrowings. We believe that current cash and cash equivalents will be sufficient to finance our operations through at least the next twelve months. However, we continually evaluate our cash needs and growth opportunities and we anticipate seeking additional equity or debt financing in order to achieve our overall business objectives. There can be no assurance that such financing will be available, or, if available, at a price that would be acceptable to us. Failure to generate sufficient revenues, raise additional capital or reduce certain discretionary spending could have an adverse impact on our ability to achieve our longer-term business objectives.

                                    BUSINESS

Overview

      eLEC Communications Corp. is a telecommunications service holding company with operations in three wholly-owned subsidiaries that focus on delivering integrated telephone service by leasing landlines as a competitive local exchange carrier ("CLEC") and by utilizing high-speed Internet connections to provide Voice over Internet Protocol ("VoIP") services. We offer small businesses and residential consumers an integrated set of telecommunications products and services, including local exchange, local access, domestic and international long distance telephone, VoIP and a full suite of features and calling plans.

      Almost all of the local telephone calls made by our customers in fiscal 2004 and the first quarter of fiscal 2005 were routed over a circuit-switched network that we lease from Verizon Services Corp. ("Verizon"). Although we plan to increase the number of local access lines that we route over the Verizon network during fiscal 2005, we also plan to use other networks by offering local exchange services on the Qwest Corporation ("Qwest") network in some of the 14 states in which Qwest is the incumbent local exchange carrier ("ILEC") and by offering VoIP services on an Internet network over which our customers will make telephone calls through a high-speed Internet connection. When we route a telephone call by our customers over an Internet network, a carrier other than Verizon or Qwest will terminate the call for us into the public switched telephone network ("PSTN"). We also are able to terminate some calls ourselves that are made by our customers, in which cases we do not incur any marginal costs for such calls.

      We sell virtually all of the additional voice services provided by the ILECs, such as three-way calling, call waiting, call forwarding and caller ID. We sell our services at a fee that is at least 10% and as much as 25% less than the published rate charged by the ILEC. We also offer a bundled package of local and regional calling minutes with popular voice service features.

      Prior to December 31, 2004, both of our CLEC subsidiaries leased lines from Verizon, using the UNE-P service offering. UNE-P allowed us to lease the network elements we needed, such as the local line and the port on a local switch, so that we could provide local dial tone service to our customers. Based upon the TRO Remand Order in WC Docket No. 04-313 and CC Docket No. 01-338, released on February 4, 2005 by the FCC, one of our CLEC subsidiaries, TSI, can no longer sell new lines or offer new services to its embedded customer base. TSI's embedded base of customers will be subject to transitional rate increases established in the TRO Remand Order. Thereafter, TSI will have until March 2006 to transfer existing lines from UNE-P to another platform. TSI currently bills approximately 9,000 lines every month, and we plan to transfer those customers to our other CLEC.

      We plan to rapidly grow our other CLEC, NRTC, which will not be impacted by the regulatory rulings relating to UNE-P. In February 2005, NRTC signed a wholesale advantage services agreement with Verizon, effective on January 1, 2005, that provides NRTC with all the features and functionalities of Verizon's UNE-P service offering, plus certain additional services. While our costs under the wholesale advantage services agreement are somewhat higher than our costs were under UNE-P, the agreement locks in this cost structure for five years and gives us a significant benefit by eliminating any regulatory uncertainty about the future of our CLEC business. NRTC will no longer be impacted by rulings of regulatory bodies relating to UNE-P that might potentially change pricing or availability of network elements to NRTC. The agreement allows us to plan for steady high-margin growth in a business that has been our core business since 1999. At June 3, 2005, NRTC had approximately 21,000 local access lines that it billed under the wholesale advantage services agreement. Pursuant to the agreement, NRTC is required to keep confidential all additional terms and conditions of the agreement.

      We also provide local and long distance telephone service on a VoIP platform through our wholly-owned subsidiary, VoX, a facilities-based VoIP carrier. Unlike many other CLECs, during the past few years we avoided buying any circuit-switched equipment and instead leased circuit-switched lines from ILECs. We believe packet telephony services represent a significant step in the advancement of telecommunications. Consequently, we have focused our network building efforts on building packet telephony technology and, unlike some other VoIP providers, we have written and own the code to our own software. Ultimately, our goal is to have a wholly-owned telecommunications network that generates revenues and high margins and does not require us to lease facilities from an ILEC. By not being dependent upon an ILEC, we will be able to offer features and services we develop that can be turned on and off almost instantly without requiring an ILEC employee to intervene. We will also lower our cost of services when we route a telephone call over our packet-based network, as we will not be required to pay an ILEC for line rentals or for call origination, transport and termination.

      For the foreseeable future, we will continue to lease lines from the ILECs, as we have wholesale agreements with Verizon and Qwest that allow us to lease lines and provide Plain Old Telephone Service ("POTS"). We anticipate that these agreements will allow us to continue to obtain an acceptable gross margin on the POTS services we provide. We plan to attract VoIP-only customers on our packet-switched network and to eventually offer VoIP services to our POTS customers in NRTC and TSI. Although we believe many of our future customers will want VoIP-only services, we are finding that several accounts want VoIP services for the bulk of their telephony needs but still desire to maintain one or two POTS lines. We plan to be able to satisfy the needs of our customers for both VoIP and POTS services by maintaining our CLEC status and by continuously advancing our VoIP product offerings.

Development of Business

      We were incorporated in the State of New York under the name Sirco Products Co. Inc. in 1964 and developed a line of high quality handbags, totes, luggage and sport bags. Between 1995 and 1999, we divested our handbag and luggage operations, which had experienced several years of operating losses.

      We commenced operations in the telecommunications industry in fiscal 1998 by acquiring Essex Communications, Inc. ("Essex"), a newly-formed CLEC formed to attract and retain a geographically concentrated customer base in the metropolitan New York region, primarily through the resale of products and services of incumbent and alternative facilities-based local providers.

      In January 2000, we acquired TSI, a CLEC that operated in the states of Massachusetts, New Jersey, New York and Rhode Island and provided long distance service in 13 states. Most of TSI's operations were merged into Essex after the acquisition was completed, and we maintained TSI's licenses even though it was an inactive subsidiary. On July 29, 2002, TSI commenced a case under chapter 11 of the Bankruptcy Code. In February 2004, TSI filed a plan of reorganization pursuant to which the capital stock of a reorganized TSI would be sold by competitive bid and the proceeds from the sale of such stock would be used to make distributions to creditors of TSI. In April 2004, the court accepted our plan to purchase all the stock of a reorganized TSI for a price of $325,000.

      In October 2000, we acquired Line One, Inc. ("Line One"), a telemarketing firm with approximately 70 seats. We believe telemarketing is a particularly effective marketing strategy to utilize because of the ubiquitous reach that wholesale leasing arrangements give us. Due to our limited financial resources, we decreased the operations of Line One at the beginning of 2003 to 15 seats. At this level of operations, our line acquisition cost became higher than the cost we would pay if we outsourced our telemarketing operation. We consequently discontinued internal telemarketing in June 2003. Line One is now an inactive subsidiary and we outsource all of our telemarketing activities on a successful efforts basis.

      On September 3, 2002, we entered into a definitive purchase agreement to sell certain of the assets of Essex to Essex Acquisition Corp. ("EAC"), a wholly-owned subsidiary of BiznessOnline.com, Inc. ("Biz"). The sale to EAC was completed on December 31, 2002. EAC purchased selected assets and assumed certain liabilities in conjunction with this transaction. The remaining shell of Essex was sold to Glad Holdings, LLC on September 11, 2003. As a result of such sale, we recorded a gain of approximately $7,314,000 in the fourth quarter of the fiscal 2003.

      In November 2002, we began the operations of NRTC, as a start-up CLEC. Since the intellectual know-how and internal systems we had developed in creating Essex were still owned by us, we were able to rebuild our customer base to a total of approximately 27,000 lines in NRTC and TSI combined, as of February 28, 2005.

      On August 4, 2004, we incorporated VoX as our wholly-owned VoIP subsidiary. VoX owns technology that enables voice communications over the Internet through the compression of voice into data packets that are transmitted over data networks and then converted back into voice signals at the other end of a telephone conversation.

      On February 8, 2005, we sold a $2,000,000 convertible note and we have used a substantial portion of the cash proceeds of approximately $1,744,000 from such sale for line growth in NRTC and the completion of our first VoIP Point-of-Presence in Orlando, Florida.

eLEC's Telecommunications Services

      We tailor our service offerings to meet the specific needs of small business and residential customers in our target markets. We primarily market our services through two different distribution channels. We use third-party telemarketers to attract small business and residential accounts (typically less than five telephone lines for each account), and we use agents and direct marketing to attract small business and residential accounts (typically one to 20 lines in size for each account). Based upon feedback received from our customers and analysis of the types of services the entities in each of these groups typically utilize, we tailor a basic telecommunications service package, which can be promptly adjusted to the specific needs of individual customers. To further help our customers manage their accounts, our customers can view our invoices, including unbilled telephone calls in the current month, and make payments to us of their invoices, on a secure customer web site. Customers can also input requests for repair orders, moves, adds and changes via the web site, and check their voice mail. We creatively package our services to provide "one-stop shopping" solutions for our customers, so they can purchase directly from us all of their communications requirements. Listed below are the basic categories of services that we offer:

            o Local Exchange Services. We offer local exchange services, starting with local dial tone, plus numerous features, the most common of which are call waiting, call forwarding, caller ID and dial back features. By offering local dial tone, when we utilize the UNE-P service offering, we also receive originating and terminating access charges for interexchange calls placed or received by our subscribers.

            o Long Distance and International. In addition to our local telephone service, we offer long distance and international services as part of a bundled product to customers through agreements we have with a national long distance carrier. The long distance services include domestic service, such as interLATA, which are calls that pass from one

      "Local Access and Transport Area" or "LATA" to another LATA, and intraLATA, which are calls that stay within the LATA in which they originated, but are beyond the distance limits of the local calling plan. Our services also include toll-free services (800, 888, 877, 866), calling card and other enhanced services.

            o VoIP Calling. Through our wholly-owned subsidiary, VoX, we offer VoIP services to the small business, residential and wholesale marketplace. In addition to low prices, our VoIP calling plans offer a variety of features, such as Call Hold, Call Waiting, Caller ID, Call Transfer, Hunt Groups, Do Not Disturb, Call Forward, International Call Blocking, Call Return, Repeat Dialing/Redial, Extension Dialing, Anonymous Call Rejection and email notification of voicemail, all at no additional charge. Add-on features include: Multibox Voicemail, Music on Hold, Corporate Conference calling, Reassign Phone, Find me/Follow me, and Auto Attendant, among others.

Business Strategy

      Our objective is to build a profitable telephone company with minimal network costs and a stable and scalable platform. Our strategies to accomplish this objective encompass the proper management of our core CLEC telecommunications services on leased networks and the development and marketing of our own technology for VoIP-based telephony applications.

      VoIP is a new technology that is threatening the established circuit-switched businesses of the ILECs. We are looking to be a rapidly-growing second-mover in the VoIP marketplace. We believe the first-movers have helped to validate the technology and create the market, and that some of the initial VoIP providers have exited the market as quickly as they have entered it. Other first-movers have demonstrated rapid market entry and unique product variants as they rush to capture market share.

      We believe a normal speed second-mover into a market is often an imitator, and in lieu of innovation, tends to offer lower pricing. We do not intend to be a normal speed or slow speed second-mover into the VoIP market. We plan to be fast, owning and mastering our own technology, adjusting product designs and marketing efforts and doing many things that a first-mover does, all while continuing to run our CLEC business, which is currently our core business. We believe we have the resources and know-how, and the contractual commitments with two ILECs, to continue operating a CLEC business that can generate acceptable gross margins and cash flow for further growth. We plan to continue in this fashion while we develop our VoIP business.

      In establishing our VoIP business, we do not plan to compete on price, as we believe we have a stable product, and that there is enough demand for the feature-rich service we can provide so as to allow us to distinguish ourselves from lower-priced VoIP alternatives. Furthermore, a VoIP line offers substantial savings to any customer who is switching from a circuit-switched line. In addition to enjoying a retail price for an unlimited local and national calling plan of approximately $20 less per month than the cost of a POTS line, the VoIP consumer also can save approximately $10 a month in telecom taxes, as VoIP generally is considered data communications and is subject to substantially fewer taxes than a POTS line. If we need to lower our prices in the future to capture market share, we believe that option will be available to us.

      We are taking the following actions to grow our CLEC and our VoIP businesses:

            o Target Small-Business and Residential Customers for CLEC Services. We focus our CLEC sales efforts for local and long distance services on small business and residential consumers having one to five local access lines in any one location. We have elected to focus on this segment because of our ability to obtain an ample gross margin on the services provided to these customers, and because we can rapidly sell, provision and bill these accounts with electronic feeds from third-party verification companies. We also believe that the ILECs and facilities-based CLECs may be less likely to apply significant resources to obtaining or retaining these smaller customers. We expect to attract and retain these customers through telemarketers and agents, by offering bundled local and long distance services, as well as enhanced telecommunication services, at competitive long distance rates, by responsive customer service and support and by offering new and innovative products.

            o Achieve Market Share with Competitive Pricing. We always price our CLEC services at a discount to the same services provided by an ILEC. We can ascertain the prices the ILECs charge by accessing the rates they have filed with the various state public service commissions. Our two largest CLEC competitors have announced they are in the process of being purchased by an ILEC. We anticipate that these purchases may help to eliminate some of our competition as a CLEC.

            o Market VoIP Services to ILEC Customers. We believe we are very good at selling POTS lines one at a time. We generally can provision and bill these lines within approximately three days of the sale. Similarly, we plan to sell VoIP lines one at a time to residential consumers, as there are many advantages in both speed and simplicity when we only have to provision one line per location.

            o Offer VoIP on a Wholesale Basis. We believe our VoIP platform is scalable and stable. We designed and built our platform with the intention of carrying more than one million customers. We plan to allow other entities that want to offer VoIP to an existing customer base to use our platform on a wholesale basis. An independent cable company, for example, may not have the technological expertise to build its own VoIP platform, or may realize that any efforts to do so would take more than a year to accomplish. We plan to attract several wholesale accounts by offering our platform on a private label basis.

            o Utilize our Technological Expertise in VoIP to Add New Products. We have developed a robust VoIP platform that we intend to use to develop further product enhancements. By adding new features and technologically innovative products, we believe we can continue to attract new customers and provide additional incentives for current customers to continue using our services.

Competition in the Telecommunications Industry

      The local telecommunications market is a highly competitive environment and is dominated by ILECs. Based upon the geographical locations in which we currently sell services, Verizon is our largest competitor. Verizon has a "win-back" program through which it approaches former customers lost to a CLEC or other competitor in an attempt to have the former customers switch back to its services. Most of our actual and potential competitors have substantially greater financial, technical, marketing and other resources (including brand name recognition) than we do. Furthermore, our established competitors, such as the ILECs, are able to compete effectively because they have long-term existing relationships with their customers, strong name recognition, abundant financial resources, and the ability to cut prices of certain services by subsidizing such services with revenues generated from other products. Although the Telecommunications Act of 1996 reduced barriers to entry into the local market, future regulatory decisions could increase the rates that CLECs must pay ILECs for use of ILEC facilities, which would result in lower margins for CLECs and lessen the ability of CLECs to offer consumers a significant percentage savings on their telephone bill. Our CLEC subsidiary, TSI, is facing some of these regulatory challenges. However, our other CLEC subsidiary, NRTC, has commercial agreements with two ILECs and should not be subject to future regulatory decisions involving the prices that these ILECs can charge.

      In addition to competition from ILECs and other CLECs, several other entities currently offer or are capable of offering local service, such as wireless service providers, long distance carriers, cable television companies and electric utilities. These entities, upon entering into appropriate interconnection agreements or resale agreements with ILECs, can offer single source local and long distance services like those we offer. For example, long distance carriers, such as AT&T, MCI and Sprint Corporation, among other carriers, have each successfully implemented local telecommunications services in major U.S. markets using UNE-P or by reselling the ILECs' services.

      The long distance market, in comparison to the local market, has relatively insignificant barriers to entry and has been populated by numerous entities that compete for the same customers by frequently offering promotional incentives and lower rates. We compete with many such companies that do not offer any service other than long distance, and we compete with established major carriers, such as AT&T and MCI. We believe our bundled package of local services and our attentive customer service department will help us compete in this market. We will also have to maintain high quality and low cost services to compete effectively. In many instances, we must be in a position to reduce our rates to remain competitive. Such reductions could adversely impact our results of operations if we do not also provide other services to our long distance customers.

      We also compete with wholesale DSL carriers, including companies such as Covad Communications Group, Inc., that offer DSL services and other data related products. Many DSL carriers have significant strategic equity investors, marketing alliances and product development partners, and have obtained licenses to operate as a CLEC. Additionally, many of these competitors are offering, or may soon offer, VoIP services that may take business away from our CLECs or from VoX. VoIP competitors include the brands AT&T, Lingo, Net2phone, Packet8 and Vonage, as well as several ILECs.

Government Regulation

      Local and long distance telecommunications services provided by CLECs are subject to regulation by the FCC and by state regulatory authorities. Among other things, these regulatory authorities impose regulations governing the rates, terms and conditions for interstate and intrastate telecommunications services and require us to file tariffs and obtain approval for intrastate service provided in the states in which we currently market our services. We must obtain and maintain certificates of public convenience and necessity from regulatory authorities in the states in which we operate. We are also required to file and obtain prior regulatory approval for tariffs and intrastate services. In addition, we must update or amend the tariffs and, in some cases, the certificates of public convenience and necessity, when rates are adjusted or new products are added to the local and long distance services we offer. Changes in existing laws and regulations, particularly regulations resulting in increased price competition, may have a significant impact on our business activities and on our future operating results. We are also subject to Federal Trade Commission regulation and other federal and state laws relating to the promotion, advertising and direct marketing of our products and services.

      Certain marketing practices, including the means to convert a customer's local or long distance telephone service from one carrier to another, have recently been subject to increased regulatory review of both federal and state authorities. Even though we have implemented procedures to comply with applicable regulations, increased regulatory scrutiny could adversely affect the transitioning of customers and the acquisition of new customer bases. Amendments to existing statutes and regulations, adoption of new statutes and regulations and expansion of our operations into new geographic areas and new services could require us to alter our methods of operation or obtain additional approvals, at costs which could be substantial. There can be no assurance that we will be able to comply with applicable laws, regulations and licensing requirements. Failure to comply with applicable laws, regulations and licensing requirements could result in civil penalties, including substantial fines, as well as possible criminal sanctions.

      The use of the Internet and VoIP networks as a way of providing voice services is a relatively recent development. Although the provisioning of such services is currently permitted by United States law and is largely unregulated within the United States, several foreign governments have adopted laws and/or regulations that could restrict or prohibit the provisioning of voice communications services over the Internet. Various regulatory actions are underway or are being contemplated by federal, state and local authorities, including the FCC, state regulatory agencies and local governments. To date, the FCC has treated Internet service providers as information service providers. Information service providers are currently exempt from federal and state regulations governing legacy telecommunication carriers, including the obligation to pay access charges and contribute to the universal service fund. More aggressive domestic or international regulation of the Internet in general, and Internet telephony providers and services specifically, may materially and adversely affect our business plan, financial condition and future prospects, particularly if increased numbers of governments impose regulations restricting the use and sale of Internet telephony services.

Employees

      At June 3, 2005, we employed 56 employees, of whom 46 were employed on a full-time basis and ten were employed on a part-time basis. We are not subject to any collective bargaining agreement and we believe our relationship with our employees is good.

Properties

The following table sets forth pertinent facts concerning our office leases at June 3, 2005.


      Location                   Use      Approximate Square Feet    Annual Rent
      --------                   ---      -----------------------    -----------

75 South Broadway               Office            4,000                $72,000
White Plains, NY 10601

118 Celebration Avenue          Office            2,000                $51,600
Celebration, FL 34747

      The lease for our office space in White Plains, New York is a five-year lease that began on December 1, 2003 and our lease for our office space in Celebration, Florida is a three-year lease that began on February 1, 2005. We believe we need additional space for our current operating needs. We have no other leased or owned properties.

                                   MANAGEMENT

Management And Board Of Directors

      The following sets forth the name, age and position of each of our directors and executive officers as of June 3, 2005.

                               Principal Occupation for Past Five Years and
Name                   Age     Current Public Directorships or Trusteeships
----                   ---     --------------------------------------------

Paul H. Riss           49      Director since 1995; acting Chairman of our
                               Board of Directors since March 2005; our Chief
                               Executive Officer since August 1999 and our
                               Chief Financial Officer and Treasurer since
                               November 1996.

Greg M. Cooper         46      Director since April 2004; partner for more than
                               five years of Cooper, Neiman & Co., CPAs, LLP, certified public accountants; and member of the board of directors of Mid Hudson Cooperative
                               Insurance Company in Montgomery New York, a privately-held insurance company.

Gayle Greer            64      Director since January 2005; Ms. Greer retired
                               in 1998 from Time Warner Entertainment after serving over 20 years in a number of executive positions, including most recently Senior Vice
                               President of Time Warner Cable; co-founder of
                               GS2.Net, a business service provider, and served as its Chairwoman from 1999 to April 2001;
                               co-founder of the National Association of Minorities in Cable and Telecommunications and served as its Chairwoman from 1981 to 1985;director of ING North America Financial
                               Services Company, an insurance and financial services company since 1997.

Michael H. Khalilian   42      Director and Chief Technology Officer since
                               October 2004; director and Chief Technology
                               Officer of eLEC and VoX Communications, Inc., our wholly-owned subsidiary, since October 2004;
                               Chairman of the Board of Directors and President of International Packet Communications
                               Consortium, an industry VoIP forum of which Mr.
                               Khalilian is a founding member, since July 2001;
                               Chief Technology Officer and director of Volo
                               Communications Inc., a wholesale VoIP service provider, from January 2003 to July 2004; Chief
                               Technologist and advisor for the Telecom
                               Business Groups at NTT from January 2002 to June
                               2003; Senior Engineer and Senior Director for the Cable, Communications and Telecom business groups at Time Warner Communications from March
                               1996 to May 2002.

Mark Richards          45      President of our wholly-owned subsidiary, VoX
                               Communications, Inc., since October 2004; Acting
                               Chief Executive Officer of Epicus Communications
                               Inc., a publicly-held CLEC, from January 2002 to January 2004; Chief Information Officer of
                               Epicus Communications Inc. from 2000 to January
                               2002.

      All directors serve for one year and until their successors are elected and qualified. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any of the officers and directors.

Executive Compensation

      The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to Mr. Paul H. Riss, our Chief Executive Officer, Mr. Michael H. Khalilian, our Chief Information Officer, and Mr. Mark Richards, the President of Vox Communications, Inc., our wholly-owned subsidiary (collectively, the "Named Executives"). None of our other executive officers received more than $100,000 in compensation during fiscal 2004.

                                                        Compensation Table

                                                                                                        Long-Term
                               Annual Compensation                                                 Compensation Awards
                                                                                                   -------------------

Name and                       Fiscal                                  Other Annual                             All Other
Principal Position              Year      Salary($)      Bonus($)      Compensation ($)       Options(#)       Compensation
------------------             ------     ---------      --------      ----------------       ----------       ------------
Paul H. Riss                   2004        $150,000        None              None                100,000          None
  Chief Executive Officer,     2003         150,000        None              None                250,000          None
  Chief Financial Officer      2002         150,000        None              None                   None          None
  and Treasurer

Michael H. Khalilian(1)        2004       $ 12,000         None              None                900,000          None
  Chief Technology             2003           None         None              None                   None          None
   Officer                     2002           None         None              None                   None          None

Mark Richards(2)               2004       $ 22,569         None              None              1,000,000          None
  President of Vox             2003           None         None              None                   None          None
  Communications, Inc.         2002           None         None              None                   None          None

-----------------------------

(1) Mr. Khalilian became our Chief Technology Officer in October 2004 and receives an annual salary of $120,000 for such services.

(2) Mr. Richards became the President of our wholly-owned subsidiary, Vox Communications, Inc., in October 2004 and receives an annual salary of $120,000 for such services.

                               Stock Option Grants

      The following table sets forth individual grants of stock options and stock appreciation rights ("SARs") made during fiscal 2004 to the Named Executives.

                               Option/SAR Grants In Last Fiscal Year

                              Number of       Percent of Total
                              Securities        Options/SARs
                              Underlying         Granted to
                             Options/SARs       Employees in      Exercise or Base        Expiration
Name                          Granted(1)       Fiscal Year(2)     Price ($/Share)            Date
----                          ----------       --------------     ---------------            ----

Paul H. Riss...........        100,000              4.6%               $0.18               04/08/09

Michael Khalilian......        900,000              41.2%              $0.23               10/26/09

Mark Richards..........       1,000,000             45.8%              $0.25               10/14/09

---------------

(1)   No SARs were granted in fiscal 2004.

(2) In fiscal 2004, we granted options to seven employees, certain members of our board of directors and the former Chairman of our Board of Directors to purchase an aggregate of 2,185,000 shares of our common stock.

                             Stock Option Exercises

      The following table contains information relating to the exercise of our stock options by the Named Executives in fiscal 2004, as well as the number and value of their unexercised options as of November 30, 2004.

                                  Aggregated Option Exercises in Last Fiscal Year
                                          and Fiscal Year-End Option Values

                                                       Number of Securities              Value of Unexercised
                            Shares                     Underlying Unexercised            In-the-Money Options at Fiscal
                         Acquired on        Value      Options at Fiscal Year-End(#)(1)  Year-End ($)(2)
Name                     Exercise (#)    Realized($)   Exercisable      Unexercisable    Exercisable      Unexercisable
----                     ------------    -----------   -----------      -------------    -----------      -------------
Paul H. Riss                  --             --           370,000          450,000          $47,500         $ 11,000

Michael Khalilian             --             --                --          900,000               --           54,000

Mark Richards                 --             --                --        1,000,000               --           40,000

----------------

(1) The sum of the numbers under the Exercisable and Unexercisable column of this heading represents the Named Executives' total outstanding options to purchase shares of common stock.

(2) The dollar amounts shown under the Exercisable and Unexercisable columns of the heading represent the number of exercisable and unexercisable options, respectively, that were "In-the-Money" on November 30, 2004, multiplied by the difference between the closing price of the common stock on

      November 30, 2004, which was $0.29 per share, and the exercise price of the options. For purposes of these calculations, In-the-Money options are those with an exercise price below $0.29 per share.

                             PRINCIPAL STOCKHOLDERS


      The following table sets forth, as of March 15, 2005, the names, addresses and number of shares of our common stock beneficially owned by all persons known to us to be beneficial owners of more than 5% of the outstanding shares of our common stock, and the names and number of shares beneficially owned by all of our directors and all of our executive officers and directors as a group (except as indicated, each beneficial owner listed exercises sole voting power and sole dispositive power over the shares beneficially owned). As of March 15, 2005, we had a total of 16,759,282 shares of common stock outstanding:

                                                  Number of Shares     Percent of Shares
Name and Address                                 Beneficially Owned    Beneficially Owned
----------------                                 ------------------    ------------------
Paul H. Riss
eLEC Communications Corp.                             1,470,000(1)            8.5%
75 South Broadway, Suite 302
White Plains, New York  10601

Joel Dupre
Cordia Communications Corp.                             999,668(2)            5.4%
445 Hamilton Avenue
White Plains, New York  10601

Greg M. Cooper
Cooper, Neiman & Co., CPAs, LLP                          65,000(3)             *
PO Box 190
Mongaup Valley, New York  12762

Michael H. Khalilian                                      125,000              *
478 E. Altamonte Drive, Suite 108-480
Altamonte Springs, Florida  32701

Gayle Greer                                                   -0-              -
75 South Broadway, Suite 302
White Plains, New York  10601

Mark Richards                                           100,000(4)             *
610 Sycamore Street
Celebration, Florida  34747

All directors and executive officers
  as a group (five individuals)                         1,760,000              10.8%

------------------
*  Less than 1%.

(1) Includes 470,000 shares of common stock subject to options that are presently exercisable or exercisable within 60 days after March 15, 2005.

(2) Includes 130,000 shares of common stock subject to options that are presently exercisable or exercisable within 60 days after March 15, 2005.

(3) Includes 25,000 shares of common stock subject to options that are exercisable within 60 days after March 15, 2005.

(4) Represents shares of common stock subject to options that are presently exercisable.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


      We believe all purchases from or transactions with affiliated parties were on terms and at prices substantially similar to those available from unaffiliated third parties.

                            DESCRIPTION OF SECURITIES

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.10 per share, and 1,000,000 shares of preferred stock, par value $.10 per share. As of June 3, 2005, 16,779,282 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. In addition, at such date, 8,659,046 shares of common stock were reserved for issuance upon the exercise of outstanding options and warrants and the conversion of outstanding convertible indebtedness.

Common Stock

      Voting, Dividend and Other Rights. Each outstanding share of common stock will entitle the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock will have no preemptive, subscription or conversion rights. All shares of common stock to be outstanding following this offering will be duly authorized, fully paid and non-assessable. Our Board of Directors will determine if and when distributions may be paid out of legally available funds to the holders. We have not declared any cash dividends during the past fiscal year with respect to the common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors' determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. In addition, our loan agreement with Laurus does not allow us to directly or indirectly declare or pay any dividends so long as our secured convertible term note to Laurus remains outstanding.

      Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of the preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

      Majority Voting. The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. However, the Business Corporation Law of the State of New York provides that certain extraordinary matters, such as a merger or consolidation in which we are a constituent corporation, a sale or other disposition of all or substantially all of our assets, and our dissolution, require the vote of the holders of two-thirds of all outstanding voting shares. Most amendments to our certificate of incorporation require the vote of the holders of a majority of all outstanding voting shares.

Preferred Stock

      Authority of Board of Directors to Create Series and Fix Rights. Under our certificate of incorporation, as amended, our Board of Directors can issue up to 1,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, the Board of Directors has the authority to issue these shares of preferred stock without shareholder approval. Our Board of Directors has not authorized the issuance of any shares of preferred stock.

      Potential Dilution of Share Value; Preferences. Any issuance of shares of preferred stock could dilute the earnings per share and book value of existing shares of common stock. Because our Board of Directors has the authority to fix the voting rights for any series of preferred stock, the holders of shares of a series of preferred stock could be entitled to vote separately as a class in connection with the approval of certain extraordinary corporate transactions where New York law does not require such class vote, or might be given a disproportionately large number of votes. The issuance of shares of preferred stock could also result in a class of securities outstanding that would have certain preferences (for example, with respect to dividends or liquidation), or would enjoy certain voting rights in addition to those of the common stock.

      Potential Frustration in Change of Control. Although we currently have no such intention, we could use authorized but unissued shares of preferred stock to hinder a change in control of our company. Any issuance of shares of preferred stock could dilute the stock ownership of persons seeking to gain control. Shares of a new series of preferred stock could also be convertible into a large number of shares of common stock or have other terms that might make more difficult or costly the acquisition of a controlling interest in our company. Under certain circumstances, such shares could be used to create voting impediments or to frustrate persons attempting to effect a takeover or otherwise gain control. Such shares could be privately placed with purchasers who might side with the Board of Directors in opposing a hostile takeover bid. In addition, the Board of Directors could authorize holders of a series of preferred stock to vote as a class, either separately or with the holders of the common stock, on any merger, sale or exchange of assets by us or any other extraordinary corporate transactions. The ability of the Board of Directors to take such actions might be considered as having an effect of discouraging any attempt by another person or entity to acquire control of our company.

Transfer Agent and Registrar

      The registrar and transfer agent for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

                              SELLING SHAREHOLDERS

      The following table sets forth information with respect to the maximum number of shares of common stock beneficially owned by the selling shareholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of March 25, 2005. All information contained in the table below is based upon information provided to us by the selling shareholders and we have not independently verified this information. The selling shareholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

      For purposes of this table, beneficial ownership is determined in accordance with SEC rules, and includes voting power and investment power with respect to shares and shares owned pursuant to warrants exercisable within 60 days. The "Number of Shares Beneficially Owned After Offering" column assumes the sale of all shares offered.

      As explained below under "Plan of Distribution," we have agreed with the selling shareholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

                                      Number of Shares                                Number of Shares
                                     Beneficially Owned        Number of Shares      Beneficially Owned
 Selling Shareholder                 Prior to Offering(1)          Offered           After Offering(2)
 -------------------                 --------------------      ----------------      -------------------
Laurus Master Fund, Ltd.(3)               836,288(4)              4,365,078                  -0-
Kaufman Bros., L.P.                       350,000(5)                350,000                  -0-
W. Todd Coffin                             63,492                    63,492(6)               -0-
Ted Flomenhaft                            121,492                    63,492(6)             58,000
David Harris                                5,079                     5,079(6)               -0-
Russell Newton                             22,857                    22,857(6)               -0-
Bruce Ryan                                 22,857                    22,857(6)               -0-
Jeffrey Silverman                          82,699                    12,699(6)             70,000
TT Capital, LLC                            63,492                    63,492(6)               -0-

(1) Unless otherwise indicated, the selling shareholders have sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling shareholders. Includes shares of common stock that the selling shareholder has the right to acquire beneficial ownership of within 60 days.

(2) Assumes the sale of all shares of common stock offered hereby and no other transactions in the common stock by the selling shareholders or their affiliates. Shareholders are not required to sell their shares.

(3) Laurus Master Fund, Ltd. ("Laurus") is a New York City-based institutional fund specializing in providing financing to small capitalization publicly-traded companies. Control of all investment decisions are vested with its investment manger, Laurus Capital Management LLC. The directors of Laurus Capital Management LLC are David and Eugene Grin. By virtue of their position as directors of Laurus Capital Management LLC, Messrs. Grin exercise voting control over the shares of our common stock owned by Laurus.

(4) Laurus holds a note that is convertible into 3,174,603 shares of common stock and warrants to purchase 793,650 shares of common stock. The note and warrants contain provisions known as "exercise caps," which prohibit the holder of the note and warrants (and its affiliates) from converting such note or exercising such warrants to the extent that giving effect to such conversion or exercise, such holder would beneficially own in excess of 4.99% of our outstanding common stock. The holder can waive the 4.99% limit, but such waiver will not become effective until the 76th day after such notice is delivered to us. The figures set forth above as the ownership prior to the offering and the ownership after the offering reflect the operation of such exercise caps in that we have not included 3,131,965 shares of common stock issuable pursuant to such convertible note and warrants as Laurus has advised us that it does not beneficially own such shares due to the fact that it cannot exercise its right to receive these shares at this time. In the absence of such caps, Laurus would have the right to receive all the shares issuable upon conversion of the note and exercise of the warrants and would have a beneficial ownership percentage of 19.14%.

(5) Represents 100,000 shares issuable upon the exercise of outstanding warrants that expire on July 21, 2005 and are exercisable at a price of $2.50 per share, subject to certain anti-dilution adjustments and 250,000 shares issuable upon the exercise of outstanding warrants that expire on February 22, 2006 and are exercisable at a price of $1.63 per share, subject to certain anti-dilution adjustments.

(6) Represents shares issuable upon the exercise of outstanding warrants that expire on February 8, 2009 and are exercisable at a price of $0.63 per share, subject to certain anti-dilution adjustments.

      Kaufman Bros., L.P. provided us investment banking services during our 2000 and 2001 fiscal years, for which it received warrants as a portion of its compensation for services rendered. We currently utilize Source Capital Group, Inc. ("Source Capital") as a financial advisor under the terms of an agreement that expires on July 31, 2005. Source Capital instructed us to grant the 253,9687 options to which it was entitled as part of its advisory fee to the seven selling shareholders listed above who received warrants expiring on February 8, 2009.

      Except as provided above, no affiliate of any of the selling shareholders has held any position or office with us or any of our affiliate and none of the selling shareholders has had any other material relationship with us or any of our affiliates within the past three years other than as a result of its ownership of shares of equity security.

      No affiliate of any of the selling shareholders has held any position or office with us or any of our affiliates and none of the selling shareholders has had any other material relationship with us or any of our affiliates within the past three years other than as a result of its ownership of shares of equity securities.

                              PLAN OF DISTRIBUTION

         The selling shareholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
      o an exchange distribution in accordance with the rules of the applicable exchange; o privately negotiated transactions;
      o     short sales after this registration statement becomes effective;
      o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
      o a combination of any such methods of sale; and o any other method permitted pursuant to applicable law.

      The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

      The selling shareholders may also engage in short sales against the box after this registration statement becomes effective, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

      Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.

      The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

      The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

      We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

      Each of the selling shareholders acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

      The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders.

                                  LEGAL MATTERS

      The legality of the issuance of the shares offered in this prospectus will be passed upon for us by Pryor Cashman Sherman & Flynn LLP, New York, New York 10022. Pryor Cashman Sherman & Flynn LLP holds options to purchase 55,000 shares of our common stock at an exercise prices ranging from $0.10 to $0.97 per share. In addition, a member of Pryor Cashman Sherman & Flynn LLP holds 233,000 shares of our common stock.

                                     EXPERTS

      The consolidated financial statements as of November 30, 2004 and for the years ended November 30, 2004 and 2003 included in this prospectus have been audited by Nussbaum Yates & Wolpow, P.C., independent registered pubic accountants, as stated in its report appearing herein and elsewhere in this Registration Statement, and have been so included in reliance upon the report of this firm given upon their authority as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 (including exhibits) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our company and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

      We file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http//www.sec.gov.


                            eLEC COMMUNICATIONS CORP.
                          INDEX TO FINANCIAL STATEMENTS

                                                                                         Page
Unaudited Condensed Consolidated Balance Sheet for the period ended
February 28, 2005.......................................................................  F-1

Unaudited Condensed Consolidated Statements of Operations for the periods ended February 28, 2005 and February 29, 2004...........................................  F-2

Unaudited Condensed Consolidated Statements of Cash Flows for the periods ended February 28, 2005 and February 29, 2004...........................................  F-3

Notes to Unaudited Condensed Consolidated Financial Statements for the periods ended February 28, 2005 and February 29, 2004...........................................  F-4

Reports of Independent Public Accountants............................................... F-11

Consolidated Balance Sheet as of November 30, 2004...................................... F-12

Consolidated Statements of Operations for the years ended November 30, 2004 and 2003................................................................................ F-13

Consolidated Statements of Stockholders' Equity Deficiency for the years ended
November 30, 2004 and 2003.............................................................. F-14

Consolidated Statements of Cash Flows for the years ended November 30, 2004 and 2003................................................................................ F-15

Notes to Consolidated Financial Statements for the years ended November 30, 2004 and 2003................................................................................ F-17


                         PART 1. FINANCIAL INFORMATION
                         -----------------------------

Item 1.  Financial Statements
-------  --------------------

                   eLEC Communications Corp. and Subsidiaries
                      Condensed Consolidated Balance Sheet

                                                                         Feb. 28, 2005
                                                                         -------------
                                                                           (Unaudited)
Assets
Current assets:
 Cash and cash equivalents                                                $  1,552,349
 Accounts receivable, net                                                    1,660,152
 Prepaid expenses and other current assets                                      12,849
                                                                          ------------
Total current assets                                                         3,225,350

Property, plant and equipment, net                                             291,967

Other assets                                                                    55,204

Deferred finance costs                                                         342,157
                                                                          ------------
Total assets                                                              $  3,914,678
                                                                          ============

Liabilities and stockholders' equity deficiency
Current liabilities:
 Short-term borrowings                                                    $    280,320
 Current maturities of long-term debt and capital lease obligations            638,161
 Accounts payable and accrued expenses                                       2,399,209
 Taxes payable                                                                 755,741
 Due to related party                                                           36,363
 Deferred revenue                                                              407,666
                                                                          ------------
Total current liabilities                                                    4,517,460
                                                                          ------------

Long-term debt                                                                 669,017

Stockholders' equity deficiency:
 Common stock $.10 par value, 50,000,000 shares authorized,
   16,759,282 shares issued                                                  1,675,928
 Capital in excess of par value                                             26,400,644
 Deficit                                                                   (29,345,535)
 Accumulated other comprehensive loss, unrealized loss on securities            (2,836)
                                                                          ------------
   Total stockholders' equity deficiency                                    (1,271,799)
                                                                          ------------
Total liabilities and stockholders' equity deficiency                     $  3,914,678
                                                                          ============

See notes to the condensed consolidated financial statements.

                   eLEC Communications Corp. and Subsidiaries
 Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
                                   (Unaudited)

                                                               For the Three Months Ended
                                                             Feb. 28, 2005      Feb. 29, 2004
                                                             -------------      -------------
Revenues                                                      $  3,863,479       $  1,873,992
                                                              ------------       ------------

Costs and expenses:
  Costs of services                                              2,055,539            880,075
  Selling, general and administrative                            2,221,007            936,646
  Depreciation and amortization                                      1,355              3,858
                                                              ------------       ------------
         Total costs and expenses                                4,277,901          1,820,579
                                                              ------------       ------------

Income (loss) from operations                                     (414,422)            53,413
                                                              ------------       ------------

Other income (expense):
  Interest expense                                                 (51,616)            (2,762)
  Change in warrant valuation                                       47,089                 --
  Interest and other income                                         17,264             29,081
                                                              ------------       ------------
         Total other income                                         12,737             26,319
                                                              ------------       ------------

Income (loss) before bankruptcy reorganization items and
income tax benefit                                                (401,685)            79,732
                                                              ------------       ------------

Reorganization items:
   Gain on settlement with creditors                                    --             51,474
   Professional fees                                                    --           (120,066)
                                                              ------------       ------------
                                                                        --            (68,592)
                                                              ------------       ------------

Income (loss) before income tax benefit                           (401,685)            11,140

Income tax benefit                                                      --            (45,000)
                                                              ------------       ------------

Net income (loss)                                                 (401,685)            56,140

Other comprehensive loss - unrealized
loss on marketable securities                                         (585)                --
                                                              ------------       ------------

Comprehensive income (loss)                                      ($402,270)      $     56,140
                                                              ============       ============

Basic and diluted earnings (loss) per share                         ($0.02)      $       0.00
                                                              ============       ============

Weighted average number of common shares outstanding
    Basic                                                       16,681,726         16,257,667
                                                              ============       ============
    Diluted                                                     16,681,726         16,568,565
                                                              ============       ============

See notes to the condensed consolidated financial statements.

                   eLEC Communications Corp. and Subsidiaries
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                  For the Three Months Ended
                                                                Feb. 28, 2005    Feb. 29, 2004
                                                                -------------    -------------
Net cash used in operating activities:                             ($771,279)       ($58,581)
                                                                 -----------       ---------

Cash flows used in investing activities:
   Purchase of property and equipment                               (100,910)             --
                                                                 -----------       ---------
Net cash used in investing activities                               (100,910)             --
                                                                 -----------       ---------

Cash flows from financing activities:
   Repayment of long-term debt                                                        (1,731)
   Proceeds form the exercise of options                              34,500              --
   Proceeds from notes, warrants and common stock issuances        2,018,186              --
                                                                 -----------       ---------
   Net cash provided by (used in) financing activities             2,052,686          (1,731)
                                                                 -----------       ---------

Increase (decrease) in cash and cash equivalents                   1,180,497         (60,312)
Cash and cash equivalents at beginning of period                     371,852         669,022
                                                                 -----------       ---------
Cash and cash equivalents at the end of period                   $ 1,552,349       $ 608,710
                                                                 ===========       =========

See notes to the condensed consolidated financial statements.

                            eLEC COMMUNICATIONS CORP.
                            -------------------------

        Notes To Condensed Consolidated Financial Statements (Unaudited)
        ----------------------------------------------------------------

Note 1-Basis of Presentation
----------------------------

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended February 28, 2005 are not necessarily indicative of the results that may be expected for the year ended November 30, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-KSB for the year ended November 30, 2004.

Note 2-Principal Financing Arrangements
---------------------------------------

On December 17, 2004, we sold a promissory note (the "Note") in the principal amount of approximately $328,767 and 160,000 shares of our restricted common stock to an unaffiliated party for $300,000 of which $32,000 has been allocated to common stock issuances. The Note is payable on December 17, 2005 and is unsecured. The Note requires us to spend the proceeds of the Note on sales and marketing efforts. We recorded costs of $36,314 in connection with the issuance of the Note which are being amortized over the term of the Note. Amortization of these costs for the three-month period ended February 28, 2005 was $13,850, of which $7,362 was included in our selling, general and administrative expenses ("SG&A") as financing costs and $6,488 allocated to the $32,000 debt discount was included in interest expense using the effective interest method.

On February 8, 2005, we entered into a secured financing arrangement with Laurus Master Fund, Ltd. ("Laurus"). The financing consists of a $2 million secured convertible term note (the "Convertible Note") that bears interest at the rate of prime (as published in the Wall Street Journal), plus three percent (8.5% as of February 28, 2005) that was initially scheduled to mature on February 8, 2006 but was subsequently extended to February 8, 2008. The Convertible Note is convertible into shares of our common stock at an initial fixed price of $0.63 per share. The fixed conversion price of the Convertible Note is subject to anti-dilution protection, on a weighted-average basis, upon our issuance of additional shares of our common stock at a price that is less than the fixed conversion price.

In connection with the financing, Laurus was also issued warrants to purchase up to 793,650 shares of our common stock. The warrants are exercisable as follows:
264,550  shares at $0.72 per  share;  264,550  shares at $0.79 per share and the balance at $0.95 per share. The underlying contracts contained certain provisions where there is a provision for a cash settlement. EITF 00-19 precludes classifying the warrants as equity, since all of the conditions stated in paragraphs 14-32 of EITF 00-19 were not satisfied, and accordingly, the warrants have been classified as debt. The proceeds of the Convertible Note were allocated first to the fair value of the warrants (liability) and the remainder to the debt instrument. We computed the beneficial conversion feature embedded in the debt instrument using the effective conversion price in accordance with EITF 98-5, EITF 00-19 and EITF 00-27. We recorded (i) debt discounts of $504,128 for the valuation of the 793,650 warrants issued with the Convertible Note (computed using a Black-Scholes model with an interest rate of 2.31%, volatility of 158%, zero dividends and expected term of seven years); (ii) $610,628 for the beneficial conversion feature inherent in the Convertible Note and (iii) $106,500 for debt issue costs paid to affiliates of the lender. In addition, we issued to Source Capital Group Inc., an investment banking firm, warrants to purchase up to 253,968 shares of our common stock as additional debt issue costs. These warrants were valued at $149,783 using the Black-Scholes model as above. Total debt issuance costs incurred to third parties for arranging the financing aggregated $313,363, including the value of the warrants to Source Capital Group Inc. Amortization of these costs for the three-month period ended February 28, 2005 was $57,452, of which $18,157 was included in SG&A as financing costs and $39,295 was included in interest expense. Discounts are being amortized over one year, the initial term of the Convertible Note, using the effective interest method. The warrant liability is adjusted at each reporting date to fair market value using the Black-Scholes model with a corresponding charge or credit to income.

To secure the payment of all obligations to Laurus, we entered into a Master Security Agreement that assigns and grants to Laurus a continuing security interest in all of the following property now owned or at any time acquired by us or our subsidiaries, or in which any assignor now has or at any time in the future may acquire any right, title or interest: all cash, cash equivalents, accounts, deposit accounts, inventory, equipment, goods, documents, instruments (including, without limitation, promissory notes), contract rights, general tangibles, chattel paper, supporting obligations, investment property, letter-of-credit rights, trademarks, trademark applications, patents, patent applications, copyrights, copyright applications, and any other intellectual property, in each case, in which any assignor now has or may acquire any right, title or interest, all proceeds and products thereof (including, without limitation, proceeds of insurance) and all additions, accessions and substitutions. In the event any assignor wishes to finance an acquisition in the ordinary course of business of any hereafter-acquired equipment and has obtained a commitment from a financing source to finance such equipment from an unrelated third party, Laurus has agreed to release its security interest on such hereafter-acquired equipment so financed by such third party financing source.

The Convertible Note is to be repaid using cash or an equity conversion option; the details of both methods for repayment are as follows: Beginning on May 1, 2005, which is the first scheduled payment date, we are obligated to make monthly payments to Laurus on each repayment date until the maturity date, each in the amount of $60,606, together with any accrued and unpaid interest to date. By the fifth business day prior to each amortization date, Laurus may deliver to us a written notice directing that the monthly amount payable on the next repayment date shall be paid in either shares of common stock or a combination of cash and common stock. If a repayment notice is not delivered by Laurus on or before the applicable notice date for any repayment date, then we are obligated to pay the monthly amount due in cash. Any portion of the monthly amount paid in cash shall be paid to Laurus in an amount equal to 102% of the principal portion of the monthly amount due. If Laurus elects to receive all or a portion of the monthly amount in shares of our common stock, the number of such shares to be issued by us will be determined by dividing the portion of the monthly amount to be paid in shares of common stock, by the applicable fixed conversion price, which is presently $0.63 per share.

A registration rights agreement was executed requiring us to register the shares of our common stock underlying the Convertible Note and warrants so as to permit the public resale thereof.

Liquidated damages in the amount of 2% of the Convertible Note balance per month accrue if the registration statement has not been declared effective by the Securities and Exchange Commission by June 8, 2005. The registration statement was filed with the Securities and Exchange Commission on March 31, 2005 but has not yet been declared effective.

Note 3-Major Customer
---------------------

During the three-month periods ended February 28, 2005 and February 29, 2004, no one customer accounted for more than 10% of revenue.

Note 4-Income Taxes
-------------------

At November 30, 2004, we had net operating loss carryforwards for Federal income tax purposes of approximately $20,850,000 expiring in the years 2008 through 2024. There is an annual limitation of approximately $187,000 on the utilization of approximately $2,450,000 of such net operating loss carryforwards under the provisions of Internal Revenue Code Section 382.

Note 5- Earnings (Loss) Per Common Share
----------------------------------------

Basic  earnings  (loss) per common share are  calculated  by dividing net income
(loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive securities had been issued unless such inclusion reduced the loss per share. A reconciliation of the shares used in the computation of our basic and diluted earnings per common share is as follows:

                                                           Three Months Ended
                                                        2/28/05         2/29/04
                                                        -------         -------

Weighted average common shares outstanding            16,681,726      16,257,667
Dilutive effect of securities                                 --         310,898
                                                      ----------      ----------
                                                      16,681,726      16,568,565
                                                      ==========      ==========

Approximately 8,125,000 and 1,500,000 of our stock options, warrants and shares issuable upon the potential conversion of the Convertible Note were excluded from the calculation of diluted earnings (loss) per share for the three months ended February 28, 2005 and February 29, 2004 because the effect would be anti dilutive.

Note 6-Subsidiary's Plan of Reorganization
------------------------------------------

On April 8, 2004, the United States Bankruptcy Court for the Southern District of New York confirmed a Plan of Reorganization (the "Bankruptcy Plan") for
Telecarrier Services, Inc. ("TSI"). On July 29, 2002, TSI, a wholly-owned subsidiary, had filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. The Bankruptcy Plan authorized us to disburse $325,000 to creditors in full satisfaction of claims amounting to approximately $1,229,000. For the year ended

November 30, 2004, TSI reported a gain of $904,027 as a result of being judicially released from these claims.

For the three-month period ended February 29, 2004, TSI reported a gain of approximately $51,000 as a result of a court-stipulated reduction in post-petition liabilities (See Note 10) and approximately $120,000 in professional fees. These items are included under the heading "Reorganization items" in our Condensed Consolidated Statement of Operations and Comprehensive
Income (Loss). No such transactions occurred in the three-month period ended February 28, 2005.

Note 7-Risks and Uncertainties
------------------------------

We buy substantially all of our telecommunication services from Regional Bell Operating Companies ("RBOCs"), and are, therefore, highly dependent upon them. We believe our relationship with the RBOCs from which we purchase services is satisfactory. We also believe there are other suppliers of telecommunication services in the geographical locations in which we conduct business. In addition, we are at risk to regulatory changes that govern the rates we are to be charged and the obligations of the RBOCs to interconnect with, or provide unbundled network elements to their competitors. The FCC and state public utility commissions have adopted extensive rules to implement the Telecommunications Act of 1996, which sets standards for relationships between communications providers, and they revisit such regulations on an ongoing basis in response to the evolving marketplace and court decisions. In light of the foregoing, it is possible that the loss of our relationship with the primary RBOC that supplies us with wholesale telephone services or a significant unfavorable change in the regulatory environment would have a severe near-term impact on our ability to conduct our telecommunications business. In order to reduce regulatory risks going forward, our main operating subsidiary has signed a commercially negotiated wholesale services agreement with two of the RBOCs.

Future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cash flows and cause actual results to vary materially from historical results include, but are not limited to:

      - Our business strategy with respect to bundled local and long distance services may not succeed.

      - Failure to manage, or difficulties in managing, our growth, operations or restructurings including attracting and retaining qualified personnel and opening up new territories for its service with favorable gross margins.

      - Dependence on the availability or functionality of incumbent local telephone companies' networks, as they relate to the unbundled network element platform or the resale of such services.

      -     Increased price competition in local and long distance service.

      -     Failure or interruption in our network and information systems.

      -     Changes in government policy, regulation and enforcement.

      - Failure of our collection management system and credit controls efforts for customers.

      -     Inability to adapt to technological change.

      -     Competition in the telecommunications industry.

      -     Inability to manage customer attrition and bad debt expense.

      -     Adverse change in our relationship with third party carriers.

      - Failure or bankruptcy of other telecommunications companies upon whom we rely for services and revenues.

      - Lack of capital or borrowing capacity, and inability to generate cash flow.

Note 8- Stock-Based Compensation Plans
--------------------------------------

We issue stock options to our employees and outside directors pursuant to stockholder-approved and non-approved stock option programs. We account for our stock-based compensation plans under the intrinsic value method of accounting, as defined by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in net income for the three months ended February 28, 2005 and February 29, 2004, as all options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of the grant. For pro forma disclosures, the estimated fair value of the option was amortized over the vesting periods, which range from immediate vesting to three years. The following table illustrates the affect on net income (loss) per share if we had accounted for our stock option and stock purchase plans under the fair value method of accounting under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure":

                                           For the Three Months Ended
                                            2/28/05          2/29/04
                                            -------          -------
Net income (loss), as reported             ($401,685)      $    56,140
Deduct: Total stock-based employee
    compensation expense determined
    under fair value-based method
    for all awards, net of related
    tax effects                              (99,426)          (58,986)
                                         -----------       -----------
Pro forma net income (loss)                ($501,111)          ($2,846)
                                         -----------       -----------
Earnings (loss) per share
  Basic, as reported                           ($.02)      $       .00
  Basic, pro forma                             ($.03)      $       .00

  Diluted, as reported                         ($.02)      $       .00
  Diluted, pro forma                           ($.03)      $       .00

Note 9 Related Party Transactions
---------------------------------

TSI had an agreement, effective January 2, 2002, with Telco Services, Inc. ("Telco"), a corporation owned by a former shareholder, under which Telco provided TSI with collection, sales and other services. As a result of a court-stipulated agreement between TSI and Telco, entered into on February 6, 2004, the amount owed Telco for such services was reduced by approximately $51,000. Such reduction was reported as a gain for the three-month period ended February 29, 2004 (See Note 6).

During the three-month periods ended February 28, 2005 and February 29, 2004, we billed Cordia Corporation ("Cordia"), a related party, $23,403 and $135,322, respectively, for telecommunications services, commissions and other costs, and Cordia billed us $137,807 and $51,099, respectively, for telecommunications services and other costs. As of February 28, 2005, we owed Cordia $36,363.

Note 10-Reclassification
------------------------

Certain 2004 amounts related to the bankruptcy of TSI have been reclassified to conform to the 2005 presentation.

Note 11-Defined Benefit Plan
----------------------------

We sponsor a defined benefit plan covering two active employees and a number of former employees. Our funding policy with respect to the defined benefit plan is to contribute annually not less than the minimum required by applicable law and regulation to cover the normal cost and to fund supplemental costs, if any, from the date each supplemental cost was incurred. Contributions are intended to provide not only for benefits attributable to service to date, but also for those expected in the future.

For the three-month periods ended February 28, 2005 and February 29, 2004, we recorded pension expense of $24,000 for each fiscal period. We did not make any pension contributions in the first fiscal period of 2005 but we expect to contribute $100,000 to our defined benefit plan in fiscal 2005. In the first fiscal period of 2004, we contributed $26,000 to our defined benefit plan. The current investment strategy for the defined benefit plan is to invest in conservative debt and equity securities. The expected long-term rate of return on plan assets is 8%. -
                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES
             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

The Board of Directors
eLEC Communications Corp.
White Plains, New York

We have audited the consolidated balance sheet of eLEC Communications Corp. and subsidiaries as of November 30, 2004, and the consolidated statements of operations, stockholders' equity deficiency, and cash flows for the years ended November 30, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of eLEC Communications Corp. and subsidiaries as of November 30, 2004, and the consolidated results of their operations and cash flows for the years ended November 30, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.


                                        NUSSBAUM YATES & WOLPOW, P.C.

Melville, New York
March 4, 2005
                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                NOVEMBER 30, 2004


                                     ASSETS
                                                                  2004
                                                              ------------
Current assets
     Cash and cash equivalents                                $    371,852
     Accounts receivable, net of allowance of
         $547,768                                                1,247,063
     Prepaid expenses and other current assets                      42,179
                                                              ------------

                     Total current assets                        1,661,094

Property and equipment, net                                        192,413

Other assets                                                        50,295
                                                              ------------

                     Total assets                             $  1,903,802
                                                              ------------

                 LIABILITIES AND STOCKHOLDERS' EQUITY DEFICIENCY

                                                                  2004
                                                              ------------
Current liabilities:
     Current portion of capital
         lease obligations                                    $     32,100
     Accounts payable and accrued expenses                       2,445,947
     Taxes payable                                                 721,108
     Due to related parties                                         59,384
     Deferred revenues                                             341,702
                                                              ------------

                     Total current liabilities                   3,600,241
                                                              ------------

Stockholders' equity deficiency:
     Common stock, $.10 par value; 50,000,000 shares
         authorized; 16,254,282 shares issued                    1,625,428
     Capital in excess of par value                             25,624,234
     Deficit                                                   (28,943,850)
     Accumulated other comprehensive loss, unrealized
         loss on securities                                         (2,251)
                                                              ------------

                     Total stockholders' equity deficiency      (1,696,439)
                                                              ------------

                     Total liabilities and stockholders'
                          equity  deficiency                  $  1,903,802
                                                              ------------


          See accompanying notes to consolidated financial statements.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

                                                                        2004             2003
                                                                    ------------     ------------
Revenues                                                            $  9,557,600     $  5,568,004
                                                                    ------------     ------------

Cost and expenses:
     Cost of services                                                  4,738,038        2,765,811
     Selling, general and administrative                               5,447,232        5,662,085
     Depreciation                                                         14,480           88,460
                                                                    ------------     ------------

                     Total costs and expenses                         10,199,750        8,516,356
                                                                    ------------     ------------

Loss from operations                                                    (642,150)      (2,948,352)
                                                                    ------------     ------------

Other income (expense):
     Interest expense                                                     (3,126)        (174,800)
     Other income, net                                                    45,795          163,528
     Gain on sale of investment securities and other investments             770          121,687
     Gain on disposition of subsidiary                                        --       10,825,332
     Gain on sale and disposal of property, plant and equipment               --          480,574
                                                                    ------------     ------------

                     Total other income                                   43,439       11,416,321
                                                                    ------------     ------------

Income (loss) before bankruptcy reorganization
    items and income tax (benefit) expense                              (598,711)       8,467,969
                                                                    ------------     ------------

Reorganization items:
    Gain on settlement with creditors                                    904,027               --
    Professional fees                                                   (161,000)         (69,758)
                                                                    ------------     ------------

                                                                         743,027          (69,758)
                                                                    ------------     ------------

Income before income tax (benefit) expense                               144,316        8,398,211

Income tax (benefit) expense                                             (25,937)          75,000
                                                                    ------------     ------------

Net income                                                          $    170,253     $  8,323,211
                                                                    ------------     ------------

Basic income per share                                              $        .01     $        .53
                                                                    ------------     ------------
Diluted income per share                                            $        .01     $        .53
                                                                    ------------     ------------

Weighted average number of common shares outstanding:
        Basic                                                         16,254,282       15,771,219
                                                                    ------------     ------------
        Diluted                                                       16,715,808       15,841,941
                                                                    ------------     ------------

          See accompanying notes to consolidated financial statements.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY DEFICIENCY

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

                                                 Preferred Stock                  Common Stock              Capital
                                          ----------------------------    ----------------------------    in Excess of
                                             Shares          Amount          Shares          Amount        Par Value
                                          ------------    ------------    ------------    ------------    ------------
Balance, December 1, 2002                           16    $          2      15,619,282    $  1,561,928    $ 25,671,342


     Net income

     Less reclassification
         adjustment for gains realized
         in net income


     Comprehensive income

     Stock issued for interest
         expense                                                               630,000          63,000         (19,110)

     Conversion of Series B
          preferred stock to common
          stock                                    (16)             (2)         16,000           1,600          (1,598)
                                          ------------    ------------    ------------    ------------    ------------

Balance, November 30, 2003                          --              --      16,265,282       1,626,528      25,650,634


     Net income

    Unrealized holding loss


     Comprehensive income

     Retirement of treasury stock                                              (11,000)         (1,100)        (26,400)
                                          ------------    ------------    ------------    ------------    ------------

Balance, November 30, 2004                          --              --      16,254,282    $  1,625,428    $ 25,624,234
                                          ============    ============    ============    ============    ============

                                                                            Accumulated        Total
                                                                               Other        Stockholders'
                                                             Treasury      Comprehensive       Equity
                                             Deficit          Stock        income (Loss)     Deficiency
                                          ------------     ------------    -------------    -------------
Balance, December 1, 2002                 $(37,437,314)    $    (27,500)   $     69,922     $(10,161,620)
                                                                                            ------------

     Net income                              8,323,211                                         8,323,211

     Less reclassification
         adjustment for gains realized
         in net income                                                          (69,922)         (69,922)
                                                                                            ------------

     Comprehensive income                                                                      8,253,289

     Stock issued for interest
         expense                                                                                  43,890

     Conversion of Series B
          preferred stock to common
          stock                                                                                       --
                                          ------------     ------------    ------------     ------------

Balance, November 30, 2003                 (29,114,103)         (27,500)             --       (1,864,441)
                                                                                            ------------

     Net income                                170,253                                           170,253

    Unrealized holding loss                                                      (2,251)          (2,251)
                                                                                            ------------

     Comprehensive income                                                                        168,002

     Retirement of treasury stock                                27,500                               --
                                          ------------     ------------    ------------     ------------

Balance, November 30, 2004                $(28,943,850)    $         --    $     (2,251)    $ (1,696,439)
                                          ============     ============    ============     ============

          See accompanying notes to consolidated financial statements.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

                                                                  2004             2003
                                                              ------------     ------------
Operating activities:
     Net income                                               $    170,253     $  8,323,211
     Adjustments to reconcile net income to net cash
         used in operating activities:
             Depreciation                                           14,480           88,460
             Gain on sale of investment securities                      --          (87,965)
             Gain on sale of other investments                          --          (33,722)
             Loss on write-down of other investments                    --           71,430
             Gain loss on sale and disposal of property,
                 plant and equipment                                    --         (480,574)
             Gain on settlement with creditors                    (904,027)              --
             Stock issued for interest expense                          --           43,890
             Gain on disposition of subsidiary                          --      (10,825,332)
             Provision for losses on accounts receivable         1,048,559          981,920
             Changes in assets and liabilities:
                 Accounts receivable                            (1,590,973)      (1,517,838)
                 Prepaid expenses and other current assets         140,251           97,399
                 Distribution to bankruptcy creditors             (301,170)              --
                 Other assets                                           --          189,855
                 Accounts payable and accrued expenses           1,050,704          915,065
                 Taxes payable                                     315,011          406,097
                 Deferred revenues                                 220,564          121,138
                 Related party, net                               (243,684)          71,363
                                                              ------------     ------------

Net cash used in operating activities                              (80,032)      (1,635,603)
                                                              ------------     ------------

Investing activities, net of effects of acquisitions:
     Purchase of property and equipment                           (181,502)              --
     Proceeds from sale of investment securities                        --           98,274
     Proceeds from sale of other investments                            --          100,000
     Purchase of investment securities                              (4,546)              --
     Proceeds from sale of property, plant and equipment                --        2,121,746
     Proceeds from collection of other assets                           --          209,102
                                                              ------------     ------------

Net cash provided by (used in) investing activities               (186,048)       2,529,122
                                                              ------------     ------------

                                   (Continued)

          See accompanying notes to consolidated financial statements.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

                                                            2004            2003
                                                        -----------     -----------
Financing activities:
     Proceeds from short-term borrowings                $        --     $   380,000
     Repayment of short-term borrowings                          --        (380,000)
     Repayment of long-term debt                             (7,260)     (1,163,025)
     Principal payments on pre-petition bank debt in
         bankruptcy proceedings                             (23,830)             --
                                                        -----------     -----------

Net cash used in financing activities                       (31,090)     (1,163,025)
                                                        -----------     -----------

Decrease in cash and cash equivalents                      (297,170)       (269,506)

Cash and cash equivalents at beginning of year              669,022         938,528
                                                        -----------     -----------

Cash and cash equivalents at end of year                $   371,852     $   669,022
                                                        ===========     ===========

Cash paid during the year for:
     Interest                                           $     3,126     $   121,532
                                                        ===========     ===========
     Taxes                                              $    27,593     $        --
                                                        ===========     ===========

Supplemental disclosure of non-cash investing and financing activities:

      See Notes 5 and 12

          See accompanying notes to consolidated financial statements.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

1.    Description of Business and Summary of Accounting Principles
      ------------------------------------------------------------

      Description of Business and Concentrations

      eLEC Communications Corp. ("eLEC" or the "Company") is a full-service telecommunications company that focuses on developing integrated telephone service in the competitive local exchange carrier ("CLEC") industry and by utilizing high-speed internet connections to provide voice over internet protocol services which is intended to be available to customers in fiscal 2005. The Company offers small businesses and residential customers an integrated set of telecommunications products and services, including local exchange, local access, and domestic and international long distance telephone.

      The Company presently operates in one business segment. The principal focus of the Company, as a CLEC, is to resell and provide low cost alternative telecommunication services and other bundled services, focusing on small business users and residential customers.

      Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of significant intercompany balances and transactions. Investments in less than 20% owned companies that do not have readily determinable fair values were carried at cost prior to their disposition.

      Investment Securities

      In accordance with generally accepted accounting principles, the Company follows Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires that investment securities be classified as trading, held-to-maturity or available-for-sale. Investment securities at November 30, 2004 consisted of equity securities classified as available-for-sale and are carried at fair value with unrealized gains or losses reported in a separate component of shareholders' equity.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

1     Description of Business and Summary of Accounting Principles (Continued)
      ------------------------------------------------------------------------

      Property, Plant and Equipment and Depreciation

      Property, plant and equipment are recorded at cost. Depreciation is computed primarily by use of accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives are three to five years for computer equipment and software, five to ten years for machinery and equipment, and the lesser of the estimated useful life or the life of the lease for leasehold improvements.

      Income Taxes

      The Company accounts for income taxes according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse and the effect of net operating loss carryforwards. Deferred tax expense is the result of changes in deferred tax assets and liabilities. A valuation allowance has been established to eliminate the deferred tax assets as it is more likely than not that such deferred tax assets will not be realized.

      Revenue Recognition

      Revenues from voice, data and other telecommunication-related services are recognized in the period in which subscribers use the related services. Revenues for carrier interconnection and access are recognized in the period in which the service is provided.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

1.    Description of Business and Summary of Accounting Principles (Continued)
      ------------------------------------------------------------------------

      Collectibility of Accounts Receivable

      Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers and generally does not require collateral. During fiscal years ended November 30, 2004 and 2003, the Company accepted most new customers and extended initial credit without an evaluation of the credit history or financial condition of the customer. In the fourth quarter of the year ended November 30, 2004, the Company made an effort to improve the acceptance of new customers by requiring certain minimum credit scores by new applicants. Once a customer is billed for services, the Company actively manages the accounts receivable to minimize credit risk. Approximately $96,000 as of November 30, 2004 represented net amounts due (after allowance for doubtful collection) from entities in the telecommunications industry related to carrier interconnection and access.

      In order to record the Company's accounts receivable at their net realizable value, the Company must assess their collectibility. A considerable amount of judgment is required in order to make this assessment, including an analysis of historical bad debts and other adjustments, a review of the aging of the Company's receivables, and the current creditworthiness of the Company's customers. Generally, when a customer account reaches a certain level of delinquency, the Company disconnects the customer's service and provides an allowance for the related amount receivable from the customer. The Company has recorded allowances for receivables that it considered uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company's customers was to deteriorate and their ability to make required payments was to become impaired, increases in these allowances may be required. The Company actively manages its accounts receivable to minimize credit risk. As of November 30, 2004, the Company had no individual customer that constituted more than 10% of its accounts receivable.

      During the years ended November 30, 2004 and 2003, the Company recorded bad debt expense of approximately $1,049,000 and $982,000.

      Earnings Per Share

      Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share included the dilutive effect of stock options, warrants, and in 2003, convertible preferred stock. Approximately 1,130,000 and 1,500,000 of the Company's stock options and warrants were excluded from the 2004 and 2003 calculation of diluted earnings per share because the exercise price of the stock options and warrants were greater than the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

1.    Description of Business and Summary of Accounting Principles (Continued)
      ------------------------------------------------------------------------

      Cash and Cash Equivalents

      The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

      Impairment of Long-Lived Assets

      The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future forecasted net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair values.

      Use of Estimates

      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates relate to the allowance for doubtful accounts receivable, income tax valuation allowance, and conclusions regarding the impairment of long-lived assets and gain recognition on the sale of the subsidiaries. Actual results could differ from those estimates, and any difference between the amounts recorded and amounts ultimately realized or paid will be adjusted prospectively as new facts become known.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

1.    Description of Business and Summary of Accounting Principles (Continued)
      ------------------------------------------------------------------------

      Advertising

      Advertising costs are expensed as incurred. Advertising expense amounted to approximately $1,000 in 2004 and $27,000 in 2003.

      Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments:

      o     Cash and Cash Equivalents

            The carrying amount approximates fair value because of the short maturity of those instruments.

      o     Investment Securities

            The fair value of the Company's investment in marketable equity securities is based upon the quoted market price.

      o     Capital Lessee Obligations

            The fair value of the Company's capital lessee obligations is estimated based on current rates offered to the Company for debt of the same remaining maturities and approximates the carrying amount.

      The Company has no instruments with significant off-balance-sheet risk.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

1.    Description of Business and Summary of Accounting Principles (Continued)
      ------------------------------------------------------------------------

      Stock Compensation Plan

      The Company accounts for its stock option awards under the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Including Stock Compensation," an interpretation of APB Opinion No. 25. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earning per share as if the fair value based method of accounting had been applied as required by SFAS No. 123, "Accounting for Stock-Based Compensation."

      The Company's 1995 Stock Option Plan (the "Plan") provides for the grant of up to 3,400,000 incentive stock options, non-qualified stock options, tandem stock appreciation rights, and stock appreciation rights of shares of common stock. Under the Plan, incentive stock options may be granted at no less than the fair market value of the Company's stock on the date of grant, and in the case of an optionee who owns directly or indirectly more than 10% of the outstanding voting stock (an "Affiliate"), 110% of the market price on the date of grant. As of November 30, 2004, approximately 450,000 option shares remain available for future issuance.

      The Company's non-employee Director Stock Option Plan provides for the grant of options to purchase 10,000 shares of the Company's common stock to each non-employee director on the first business day following each annual meeting of the shareholders of the Company. Under the plan, options may be granted at no less than the fair market value of the Company's common stock on the date of grant.

      For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions used for stock options granted in 2004 and 2003, respectively: annual dividends of $ -0-for both years, expected volatility of 158% and 159%, risk-free interest rate of 1.25% and 1.15%, and expected life of five years for all grants. The weighted-average fair value of stock options granted in 2004 and 2003 was $.21 and $.09, respectively.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

1.    Description of Business and Summary of Accounting Principles (Continued)
      ------------------------------------------------------------------------

      Stock Compensation Plan (Continued)

      Under the above model, the total value of stock options granted in 2004 and 2003 was $466,273 and $68,574, respectively, which would be amortized ratably on a pro forma basis over the related vesting periods, which range from immediate vesting to five years. Had compensation cost been determined based upon the fair value of the stock options at grant date for all awards, the Company's net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below:

                                                                                   2004           2003
                                                                                ----------     ----------
         Net income:
           As reported                                                          $  170,253     $8,323,211
           Stock-based compensation cost, net of
              related tax effects, that would have been
              included in the determination of net income
              if the fair value based method had been
              applied to all awards                                                279,145        294,338
                                                                                ----------     ----------
           Proforma net income (loss)                                           ($ 108,892)    $8,028,873

         Basic earnings (loss) per share:
             As reported                                                         $     .01     $      .53
             Proforma                                                           ($     .01)    $      .51

         Diluted earnings (loss) per share:
             As reported                                                         $     .01     $      .53
             Proforma                                                           ($     .01)    $      .51

         Stock-based employee compensation
           cost, net of related tax effects, included
           in the determination of net income as
           reported                                                              $     -0-     $      -0-
                                                                                ----------     ----------

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

1.    Description of Business and Summary of Accounting Principles
      ------------------------------------------------------------

      Recent Accounting Pronouncements (Continued)

      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004) that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be measured each reporting period. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, accounting for Stock Issued to Employees. SFAS 123(R) is effective as of the first interim or annual reporting period that begins after December 15, 2005. The Company is currently assessing the impact of adopting SFAS 123(R).

      In December 2003, the FASB issued a revision to SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits", which revision is effective for fiscal years ending after December 15, 2003. The adoption of this revision does not have any impact on the Company's results of operations or financial position, but requires additional disclosures related to the Company's defined benefit plan (See Note 9).

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which is effective for fiscal years ending after December 15, 2002. The provisions of this statement provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, and requires disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation. The Company did not change its accounting method for stock-based employee compensation and, accordingly, the provisions of this new standard did not have a material impact on its consolidated results of operations and financial position.

      Reclassification

      Certain 2003 amounts related to the bankruptcy of TSI and certain other items have been reclassified to conform to the 2004 presentation.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

2.    Investment Securities
      ---------------------

      At November 30, 2004:

                                                         Fair        Unrealized
                                           Cost          Value      Holding Loss
                                          -------       -------     ------------

         Equity securities included
             in other assets              $ 4,546       $ 2,295       ($2,251)
                                          -------       -------       -------

      The Company holds a non-marketable warrant to purchase 95,238 of shares of Talk America Holding, Inc. ("Talk") at $6.30 per share, expiring in 2005. As of November 30, 2004, the Talk shares closed at $6.32 per share.

3.    Other Investments
      -----------------

      The Company held shares in Cordia Corporation (Cordia), a publicly-held company whose shares were quoted in the over-the-counter market. Cordia is controlled by entities owned by a shareholder and former employee of the Company and members of his family. Due to the thinly-traded nature of the Cordia shares, such shares had not been accounted for as marketable equity securities in accordance with Statement of Financial Accounting Standards No. 115, but instead were carried at cost.

      During the years ended November 30, 2004 and 2003, the Company sold 2,000 and 70,000 shares of Cordia stock, resulting in gains of $770 and $33,722. The shares were sold at a significant discount to published market prices. At November 30, 2003, the Company wrote off its remaining investment in Cordia amounting to $71,430, because the value of the Cordia investment was deemed to be worthless. At November 30, 2004, the Company held 81,180 shares of Cordia.

4.    Property, Plant and Equipment
      -----------------------------

                                                             2004
                                                           --------

         Machinery and equipment                           $ 82,605
         Computer equipment and software                    448,780
         Furniture and fixtures                              90,452
                                                           --------
                                                            621,837
         Less accumulated depreciation and amortization     429,424
                                                           --------

                                                           $192,413
                                                           --------
                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

4.    Property, Plant and Equipment (Continued)
      -----------------------------------------

      On October 8, 2003, the Company sold its New Rochelle, New York corporate headquarters. The Company received proceeds of $2,200,000 and used $1,100,000 of such proceeds to retire in full the mortgage note on this property (Note 6). As a result of the sale, the Company recorded a gain of approximately $546,000 in the fourth quarter of 2003.

      The Company placed approximately $100,000 in escrow to be used to remedy potential environmental costs. As of November 30, 2003, approximately $91,000 remained in escrow. In 2004, all but approximately $46,000 was returned to the Company and the balance was used to cover environmental costs. The $45,000 expense is included in other income, net.

5.    Short-Term Borrowings
      ---------------------

      Short-term borrowings as of November 30, 2003 consisted of an unsecured line of credit agreement with a finance company, up to $150,000, due on demand with interest payable monthly at the prime lending rate plus 2%. This liability was settled on April 8, 2004 as part of a Plan of Reorganization (see Note 8).

      During the year ended November 30, 2003, the Company borrowed $380,000 from certain individuals that was repaid upon the sale of the corporate headquarters described in Note 4. Interest expense related to such borrowings amounted to approximately $45,000, including the issuance by the Company of 630,000 shares of common stock valued at approximately $44,000.

6.    Long-Term Debt and Capital Lease Obligations
      --------------------------------------------

      On December 7, 2000, the Company acquired a building in New Rochelle, New York, which served as the Company's headquarters. The purchase price of the building was $1,500,000, of which $1,100,000 was paid with the proceeds of a mortgage loan from the seller, and the remainder of the purchase price was paid in cash at closing. The mortgage loan required interest payments only on a monthly basis through December 2005, when the entire loan principal balance became due. The interest rate was 10% through December 2001, and 11% for the remaining period. See Note 4 regarding sale of the building and repayment of the mortgage loan.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

6.    Long-Term Debt and Capital Lease Obligations (Continued)
      --------------------------------------------------------

      Long-term debt consists of the following:

                                                       2004
                                                     -------

         Capital lease obligations (Note 10)         $32,100

         Less current maturities                      32,100
                                                     -------

                                                     $    --
                                                     =======

7.    Income Taxes
      ------------

      At November 30, 2004, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $20,850,000 expiring in the years 2008 through 2024. There is an annual limitation of approximately $187,000 on the utilization of approximately $2,450,000 of such net operating loss carryforwards under the provisions of Internal Revenue Code
      Section 382.

      At November 30, 2004, the Company's Federal net operating loss carry forwards are scheduled to expire as follows:

             Year ended November 30

                     2008                                     $ 1,110,000
                     2009                                       1,050,000
                     2010                                       1,000,000
                     2012                                       3,100,000
                     2018                                       2,710,000
                     2019                                       2,510,000
                     2020                                       2,350,000
                     2021                                       5,850,000
                     2022                                         770,000
                     2024                                         400,000
                                                              -----------

                                                              $20,850,000
                                                              ===========
                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

7.    Income Taxes (Continued)
      ------------------------

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of November 30, 2004 are as follows:

                                                                2004
                                                            -----------
         Deferred tax assets:
            Net operating loss carryforwards                $ 7,090,000
            Allowance for doubtful accounts and accruals        190,000
                                                            -----------
                                                              7,280,000
         Valuation allowance                                 (7,280,000)
                                                            -----------

         Net deferred tax assets                            $        --
                                                            ===========

      The following is a reconciliation of the tax provisions for the two years ended November 30, 2004 with the statutory Federal income tax rates:

                                                                Percentage of
                                                                Pre-Tax Income
                                                             ------------------
                                                              2004        2003
                                                             ------      ------

         Statutory Federal income tax rate                     34.0%       35.0%

         Utilization of net operating loss carryovers            --       (34.1)

         Operating losses generating no tax benefit           (34.0)         --

         State taxes, net of Federal effect                    15.3          --

         Reversal of accrual for prior year items             (33.3)         --
                                                             ======      ======

                                                              (18.0)%        .9%
                                                             ======      ======

      For the year ended November 30, 2004, the Company recorded a tax benefit of approximately $48,000 which resulted from the reduction of an estimated accrual of tax expense for the year ended November 30, 2003, offset by tax expense of $22,000 for the year ended November 30, 2004.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

8.    Subsidiary's Plan of Reorganization
      -----------------------------------

      On April 8, 2004, the United States Bankruptcy Court for the Southern District of New York confirmed a Plan of Reorganization (the "Bankruptcy Plan") for Telecarrier Services, Inc. ("TSI"). On July 29, 2002, TSI, a wholly owned subsidiary, had filed a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. The Bankruptcy Plan
      authorized the Company to disburse $325,000 to creditors in full satisfaction of claims amounting to approximately $1,229,000.

      For the year ended November 30, 2004, TSI reported a gain of $904,027 as a result of being judicially released from liabilities and claims as follows:

         Pre-petition claims:
            Unsecured line of credit                         $  150,000
            Trade payables and due to related party             618,482
            Other accrued expenses                              103,250
                                                             ----------

                     Total pre-petition claims                  871,732

         Post-petition payables and accrued expenses             68,124
         Administrative claims and legal costs                  289,171
                                                             ----------

                     Total claims                             1,229,027

            Distribution to creditors                           325,000
                                                             ----------

                     Gain on debt reduction                  $  904,027
                                                             ==========

      TSI had an agreement, effective January 2, 2002, with Telco Services, Inc. ("Telco"), a corporation owned by a former shareholder of the Company, under which Telco provided TSI with collection, sales and other services. As a result of a court-stipulated agreement between TSI and Telco, entered into on February 6, 2004, the amount owed Telco for such services was reduced by approximately $51,000. Such reduction was included in the gain on settlement with creditors for the year ended November 30, 2004. As of November 30, 2004, all of Telco's claims related to the TSI bankruptcy had been paid in full, including $65,000 in administrative claims and approximately $31,000 in unsecured claims. The President of Telco is also the President of Glad Holdings (See Note 11).

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

9.    Pension Plans
      -------------

      The Company sponsors a defined benefit plan covering two active employees and a number of former employees. The Company's funding policy with respect to the defined benefit plan is to contribute annually not less than the minimum required by applicable law and regulation to cover the normal cost and to fund supplemental costs, if any, from the date each supplemental cost was incurred. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be paid in the future. Plan assets consist primarily of investments in conservative equity and debt securities. The Company uses a November 30 measurement date for its pension plan.

      Effective June 30, 1995, the plan was frozen, ceasing all benefit accruals and resulting in a plan curtailment.

      Obligations and Funded Status at November 30:

         Pension Benefits                                           2004          2003
                                                                 ---------     ---------
         Change in benefit obligation:
              Benefit obligation at beginning of year            ($820,709)    ($736,717)
              Interest cost                                        (52,125)      (54,086)
              Actuarial loss                                       (32,373)      (41,981)
              Benefits paid                                         38,181        12,075
                                                                 ---------     ---------

              Benefit obligation at end of year                  ($867,026)    ($820,709)
                                                                 =========     =========

         Change in plan assets:
               Fair value of plan assets at beginning of year     $498,149      $417,601
               Actual return on plan assets                         31,105         7,357
               Employer contribution                                89,000        85,266
               Benefits paid                                       (38,181)      (12,075)
                                                                 ---------     ---------

               Fair value of plan assets at end of year           $580,073      $498,149
                                                                 ---------     ---------

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

9.    Pension Plans (Continued)
      -------------------------

                                             2004            2003
                                          ---------       ---------

      Funded status                       ($286,953)      ($322,560)
                                          ---------       ---------

      Net amount recognized               ($286,953)      ($322,560)
                                          =========       =========

      Amounts recognized in the statement of financial position consist of:

                                             2004            2003
                                          ---------       ---------

      Accrued benefit cost                ($286,953)      ($322,560)
                                          ---------       ---------

      Net amount recognized               ($286,953)      ($322,560)
                                          =========       =========

      The accumulated benefit obligation for the Company's defined benefit pension plan was $867,026 and $820,709 at November 30, 2004 and 2003, respectively.

      Information   required  for  pension  plan  with  an  accumulated  benefit obligation in excess of plan assets:

                                                        November 30
                                                  -----------------------
                                                     2004          2003
                                                  ---------     ---------

      Projected benefit obligation                ($867,026)    ($820,709)
      Accumulated benefit obligation              ($867,026)    ($820,709)
      Fair value of plan assets                    $580,073      $498,149

      Components of Net Periodic Benefit Cost:
                                                     2004          2003
                                                  ---------     ---------

      Interest cost                               $  52,125     $  54,086
      Expected return on plan assets                (41,390)      (35,411)
      Amortization of net loss                       37,356        34,057
                                                  ---------     ---------

      Net periodic benefit cost                   $  48,091     $  52,732
                                                  =========     =========
                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

9.    Pension Plans (Continued)
      -------------------------

        Assumptions

               Weighted-average assumptions used to
                 determine net periodic benefit cost
                 November 30:

                                                            2004       2003
                                                           -------    -------

               Discount rate                                  6.25%      7.00%
               Expected long-term return on plan assets       8.00%      8.00%
               Rate of compensation increase                    --         --

      The expected return on Plan assets should remain constant from year to year since the long-term expectation should not change significantly based on a single year's experience. A rate of 8% was adopted for this purpose.

      Plan Assets

      The Company's pension plan weighted-average asset allocations at November 30, 2004 and 2003, by asset category are as follows:

                                                           November 30
                                                        -----------------
                                                         2004        2003
                                                        -----       -----
      Asset Category

            Equity securities                            51.8%       57.1%
            Debt securities                              22.0%       27.8%
            Other                                        26.2%       15.1%
                                                        -----       -----

            Total                                       100.0%      100.0%
                                                        =====       =====

      The current investment policy for pension plan assets is to reduce exposure to equity market risks. The current strategy for Plan assets is to invest in conservative equity and debt securities. The Plan also maintains a significant cash balance.

      Equity securities include the Company's common stock in the amounts of approximately $5,400 and $3,900 at November 30, 2004 and 2003.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

9.    Pension Plans (Continued)
      -------------------------

      Cash Flows - Contributions

      The Company expects to contribute approximately $100,000 to its defined benefit plan in fiscal 2005.

      Estimated Future Benefit Payments

      The following pension benefit payments are expected to be paid:

         2005                                                  $ 17,672
         2006                                                    19,852
         2007                                                    42,137
         2008                                                    46,176
         2009                                                    55,992
         2010 - 2014                                            306,881

      Defined Contribution Plan

      The Company has a 401(k) profit sharing plan for the benefit of all eligible employees, as defined. The plan provides for voluntary contributions not to exceed the statutory limitation provided by the Internal Revenue Code. The Company may make discretionary contributions. There were no contributions made for the years ended November 30, 2004 and 2003.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

10.   Commitments
      -----------

      Operating Leases

      The Company leases its offices under noncancelable operating lease agreements which expire through 2009.

      Rent expense was approximately $82,000 and $67,000 in 2004 and 2003, respectively. In addition to the annual rent, the Company pays real estate taxes, insurance and other occupancy costs on its leased facilities.

      The minimum annual commitments under all operating leases that have remaining non-cancelable terms in excess of one year are approximately as follows:

                Year ended November 30,
                -----------------------

                        2005                                            $160,000
                        2006                                             162,000
                        2007                                             139,000
                        2008                                              96,000
                        2009                                               6,000
                                                                        --------

                                                                        $563,000
                                                                        ========

      Capital Lease Obligations

      The Company leases certain machinery and equipment with lease terms through 2005. Obligations under capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments, discounted at interest rates ranging from 12.4% to 20.2%. The capitalized cost and accumulated depreciation included in property and equipment was as follows:

                                                      2004
                                                    -------

      Cost                                          $69,567
      Accumulated depreciation                       69,567
                                                    -------

                                                    $    --
                                                    =======
                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

10.   Commitments (Continued)
      -----------------------

      Capital Lease Obligations (Continued)

      The future minimum lease payments under the capital lease and net present value of future minimum lease payments for the ensuing years are summarized as follows:

               Year ended November 30,
               -----------------------

                         2005                             $40,689

               Less amount representing interest            8,589
                                                          -------

               Present value of future minimum
                  lease payments (Note 6)                 $32,100
                                                          =======

      Other Commitments

      In January 2005, the Company entered into a minimum purchase agreement with a wholesale VOIP (Voice Over Internet Protocol) provider. The agreement requires minimum fees aggregating approximately $108,000 through January 2006.

11.   Related Party Transactions
      --------------------------

      TSI has an agreement, effective January 2, 2002, with Telco Services, Inc. ("Telco"), a corporation owned by a former shareholder, under which Telco provides TSI with collection, sales and other services. Expenses incurred in connection with this agreement, which are included in selling, general and administrative expenses in the consolidated statement of operations, amounted to $21,127 for the year ended November 30, 2003. The President of Telco is also the President of Glad Holdings LLC ("Glad Holdings") (see
      Note 12).

      During the years ended November 30, 2004 and 2003, the Company billed Cordia, a related party (see Note 3), $338,087 and $197,224 for rent, telemarketing services, commissions, and other costs. Cordia billed the Company $585,397 and $ 395,232 for the years ended November 30, 2004 and 2003 for telecommunications services and other costs. As of November 30, 2004, the Company owed Cordia $59,384.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

12.   Asset Sale
      ----------

      On September 3, 2002, the Company entered into an agreement with Essex Acquisition Corp. ("EAC"), a wholly-owned subsidiary of BiznessOnline.com, Inc. ("Biz"), to sell substantially all the assets of Essex Communications Inc., ("Essex") a former wholly-owned subsidiary, (amounting to $1,102,103 at November 30, 2002), for five dollars plus the assumption of certain liabilities of Essex, amounting to $10,081,382 at November 30, 2002, including all obligations due and payable to Essex's largest vendor, Verizon Services Corp. ("Verizon"). EAC entered into an agreement with Verizon that provided a payment schedule for the liabilities assumed from Essex and Verizon granted EAC a discount on the assumed liabilities provided EAC adhered to the payout schedule. EAC also paid the Company $270,000 to reimburse the Company for amounts paid by the Company to Essex's lender. The sale closed on December 31, 2002. As the creditors of Essex did not consent to the assignment of their claims, Essex had remained liable for substantially all the obligations assumed in the sale until such time as they were paid. The June 30, 2002 unaudited financial statements of Biz indicated that Biz had a stockholders' equity deficiency of approximately $20,500,000 and had negative working capital of approximately $3,500,000. The most recent independent auditor's report of Biz expressed significant doubt about Biz's ability to continue as a going concern. These factors indicated that there was significant uncertainty as to Biz and its subsidiaries' ability to repay the obligations described above. Accordingly, the Company did not record any gain until Essex was released from the assumed obligations. During the period December 1, 2002 through September 11, 2003, EAC had settled liabilities of approximately $3,511,000 and accordingly, gain was recorded for such amount.

      On September 11, 2003, the Company sold all the outstanding capital stock of Essex to Glad Holdings (see Note 11), a New Jersey limited liability company, for an aggregate purchase price of $100 and a general release from Glad Holdings with respect to any and all matters arising prior to September 11, 2003. The Company, based on all available information and consultation with counsel, concluded that it was unlikely that any creditor of Essex would be able to hold the Company responsible for any debts or liabilities of Essex. As a result thereof, the Company believed it had been released of all the liabilities related to Essex, which amounted to approximately $7,314,000 on such date, and accordingly, recorded such amount as gain in the fourth quarter fiscal of 2003.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

12.   Asset Sale (Continued)
      ----------------------

      The following unaudited pro forma summary presents information as if the sale of Essex's assets had occurred at the beginning of the year ended November 30, 2003. The pro forma amounts include certain adjustments that eliminate all the operations of Essex for the periods presented. The pro forma information does not necessarily reflect the actual results that would have occurred had the sale taken place for the periods presented, nor is it necessarily indicative of the future results of operations of the remaining company:

                                                                 2003
                                                              -----------
                                                              (Unaudited)
                                                              -----------

      Revenues                                                 $4,674,808
                                                              -----------

      Net loss                                                ($2,106,605)
                                                              -----------

      Basic and diluted loss per share                        ($      .13)
                                                              ===========

13.   Accounts payable and accrued expenses
      -------------------------------------

      As of November 30, 2004 approximately $198,000 of liabilities related to the discontinued luggage business remain on the Company's balance sheet under the capiton accounts payable and accrued expenses. There has not been any demand for payment of liabilities. The Company intends to reverse these liabilities in 2006 when the statute of limitations expires if payment is not demanded.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

14.   Stockholders' Equity
      --------------------

      The Company was authorized to issue up to 1,300 shares of Series B Preferred stock $.10 par value, and such stock was entitled to receive dividends when as, and if dividends were declared by the Company on its common stock. Each holder of Series B preferred stock had the right, at the option of the holder, to convert each share of such stock into 1,000 shares of common stock. The holders of shares of Series B preferred stock were entitled to that number of votes on all matters presented to shareholders equal to the number of shares of common stock then issuable upon conversion of such shares of preferred stock.

      During 2001, certain of the Series B shareholders elected to convert their shares to common shares, resulting in the issuance of 100,000 shares of common stock. During 2003, the remaining Series B shareholder converted its shares to common shares, resulting in the issuance of 16,000 shares of common stock.

      The following is a summary of outstanding options:

                                                                       Weighted-
                                                                        Average
                                        Number       Exercise Price    Exercise
                                       of Shares        Per Share        Price
                                       ---------     --------------    ---------

      Outstanding December 1, 2002     1,618,453      $.05 - $4.88       $1.60

      Granted during year ended
          November 30, 2003              740,000          $.10           $ .10

      Canceled during year ended
          November 30, 2003             (635,119)     $.58 - $4.88       $1.91
                                      ----------

      Outstanding November 30, 2003    1,723,334      $.05 - $2.50       $ .84

      Granted during year ended
           November 30, 2004           2,185,000      $.16 - $.28        $ .23

      Canceled during year ended
           November 30, 2004            (435,834)     $.10 - $2.25       $1.35
                                      ----------

      Outstanding November 30, 2004    3,472,500      $.05 - $2.50       $ .40
                                      ----------

      Options exercisable,
           November 30, 2004             937,500      $.05 - $2.50       $ .40
                                      ----------

      Options exercisable,
           November 30, 2003             621,334      $.72 - $2.50       $1.43
                                      ----------
                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

14.   Stockholders' Equity (Continued)
      --------------------------------

      The following table summarizes information about the options outstanding at November 30, 2004:

                                   Options Outstanding                  Options Exercisable
                         ---------------------------------------     ------------------------
                                         Weighted-
                                          Average      Weighted-                    Weighted-
        Range of                         Remaining      Average                      Average
        Exercise            Number      Contractual    Exercise         Number      Exercise
         Prices          Outstanding    Life (Years)     Price       Outstanding     Price
      -------------      -----------    ------------   ----------    -----------   ----------
      $ .05 - $ .97       2,976,500         4.44       $     .22       791,500     $     .17
      $1.41 - $1.44         470,000         1.00       $    1.41       120,000     $    1.43
      $1.41 - $2.50          26,000          .48       $    2.50        26,000     $    2.50

      On October 24,  1996,  the  shareholders  of the Company  adopted the eLEC
      Communications Corp. 1996 Restricted Stock Award Plan (the "Restricted Stock Award Plan"). An aggregate of 400,000 shares of common stock of the Company have been reserved for issuance in connection with awards granted under the Restricted Stock Award Plan. Such shares may be awarded from either authorized and unissued shares or treasury shares. The maximum number of shares that may be awarded under the Restricted Stock Award Plan to any individual officer or key employee is 100,000. No shares were awarded during 2004 and 2003.

      As of November 30, 2004 and 2003, warrants were outstanding to purchase up to 550,000 shares of the Company's common stock at prices ranging from $1.54 to $2.50. The warrants expire through October 23, 2010.

15.   Net Income Per Common Share
      ---------------------------

      Net income per common share data was computed as follows:

                                                                             2004           2003
                                                                          -----------    -----------
      Net income                                                          $   170,253    $ 8,323,211
                                                                          ===========    ===========

      Weighted average common shares outstanding                           16,254,282     15,771,219
      Effect of dilutive securities, stock options and preferred stock        461,526         70,722
                                                                          -----------    -----------
      Weighted average dilutive common shares outstanding                  16,715,808     15,841,941
                                                                          ===========    ===========

      Net income per common share - basic                                 $       .01    $       .53
                                                                          ===========    ===========
      Net income per common share - diluted                               $       .01    $       .53
                                                                          ===========    ===========

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

16.   Subsequent Events
      -----------------

      On December 17, 2004, the Company sold a promissory note ("Note") in the principal amount of $328,767 and 160,000 shares of restricted common stock of the Company to an unaffiliated party for $300,000. The Note is payable on December 17, 2005 and is unsecured. The Note requires the Company to expend the proceeds of the Note on sales and marketing efforts.

      On February 8, 2005, the Company consummated a private placement pursuant to which the Company issued a secured convertible term note in the principal amount of $2,000,000 (the "Convertible Note"), and the Company issued a common stock purchase warrant (the "Warrant") to the holder of the Convertible Note, exercisable at any time through February 8, 2012, to purchase up to 793,650 shares of the Company's common stock, par value $.10 per share (the "Common Stock"). The exercise price is $.72 for the first 264,550 shares, $.79 for the next 264,550 shares, and $.95 for any additional shares. The proceeds received by the Company, net of related fees and expenses was approximately $1,744,000. The Company agreed to use the proceeds only for marketing, general working capital and general business purposes. Interest on the Convertible Note is payable monthly on the first day of each month during the term of the Convertible Note, at 3% above the prime rate commencing March 1, 2005. Commencing May 1, 2005, the Company is required to make monthly principal payments of $60,606 per together, with any accrued and unpaid interest payable on such date, the "Monthly Payment Amount". All or a portion of the outstanding principal and interest due under the Convertible Note shall be paid in shares of Common Stock upon satisfaction of certain conditions. The Convertible Note is initially convertible into shares of Common Stock at a price of $0.63 per share (together with any adjustments, the "Fixed Conversion Price"). The Fixed Conversion Price is subject to anti-dilution protection adjustments, on a weighted average basis, upon the Company's issuance of additional shares of Common Stock at a price that is less than the then-current Fixed Conversion Price. This agreement prohibits the payment of any dividends as long as the Convertible Note remains outstanding. The Convertible Note is secured by a blanket lien on substantially all of the Company's assets and the common stock of all subsidiaries, and contains prepayment penalty provisions.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

16.   Subsequent Events (Continued)
      -----------------------------

      Absent earlier redemption by the Company or earlier conversion by the investor, the Convertible Note originally matured on February 8, 2006. Since the Company entered into a service provider agreement with a wholesale telephone service provider, the maturity date of the Convertible Note has been extended to February 8, 2008.

      On February 24, 2005, New Rochelle Telephone Company ("NRTC"), a wholly-owned subsidiary of the Company, completed its negotiations with Verizon Services Corp. ("Verizon") and signed a Wholesale Advantage Services Agreement (the "Agreement"). The Agreement is a long-term commercial alternative to the unbundled network elements platform ("UNE-P") and allows NRTC to purchase from Verizon wholesale dial tone services on terms that preserve, in all material respects, the features, functionality and ordering processes previously available to NRTC under Verizon's UNE-P service offering. The rates and charges for such services are fixed at agreed upon price levels that should allow NRTC to continue to offer its existing telephone services at competitive prices. Pursuant to the Agreement, NRTC and the Company are required to keep confidential all additional terms and provisions of the Agreement. The Company has minimum line commitments in connection with the agreement.

17.   Risks and Uncertainties
      -----------------------

      The Company buys substantially all of the telecommunication services that it resells from Regional Bell Operating Companies ("RBOC's"), and long distance carriers and is, therefore, highly dependent upon them. The Company believes that its relationships with them are satisfactory. The Company believes there are less desirable suppliers of telecommunication services in the geographical location in which the Company conducts business. In addition, the Company is at risk to regulatory agreements that govern the rates to be charged to the Company. In light of the foregoing, it is reasonably possible that the loss of the Company's relationship with such vendors or a significant unfavorable change in the regulatory agreements structure would have a severe near-term impact on the Company's ability to conduct its telecommunications business.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

17.   Risks and Uncertainties (Continued)
      -----------------------------------

      Future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cash flows and cause actual results to vary materially from historical results include, but are not limited to:

      - The Company's business strategy with respect to bundled local and long distance services may not succeed.

      - Failure to manage, or difficulties in managing, the Company's growth operations or restructurings including attracting and retaining qualified personnel and opening up new territories for its service with favorable gross margins.

      - Dependence on the availability or functionality of incumbent local telephone companies' networks, as they relate to the unbundled network element platform or the resale of such services.

      -     Increased price competition in local and long distance service.

      - Failure or interruption in the Company's network and information systems.

      -     Changes in government policy, regulation and enforcement.

      - Failure of the Company's collection management system and credit controls efforts for customers.

      -     Inability to adapt to technological change.

      -     Competition in the telecommunications industry.

      -     Inability to manage customer attrition and bad debt expense.

      -     Adverse change in Company's relationship with third party carriers.

      - Failure or bankruptcy of other telecommunications companies upon whom the Company relies for services and revenues.

      - Lack of capital or borrowing capacity, and inability to generate cash flow.

                   eLEC COMMUNICATIONS CORP. AND SUBSIDIARIES

                     YEARS ENDED NOVEMBER 30, 2004 AND 2003

18.   Fourth Quarter Adjustments (Unaudited)
      --------------------------------------

      During the fourth quarter of the year ended November 30, 2004, the Company made a year-end adjustment that was material to the results of the fourth quarter. The net effect of the year-end adjustment was to increase net income in the fourth quarter by approximately $115,000, to record as recoverable certain telecommunication excise taxes previously expensed as part of cost of sales.